Unit Corporation

1963

Annual Report

40 years serving the energy industry

Corporate Profile

We are a diversified energy company engaged, through our subsidiaries, in

- the contract drilling of onshore oil and natural gas wells,
- the exploration and production of oil and natural gas,
- and the acquisition of producing oil and natural gas properties.

Our operations are mainly located in the Mid-Continent, Rocky Mountain and Gulf Coast Basins. Our corporate offices are located in Tulsa, Oklahoma, with regional offices in Oklahoma City, Oklahoma; Woodward, Oklahoma; Booker, Texas; Borger, Texas; Houston, Texas and Casper, Wyoming.

Our common stock trades on the New York Stock Exchange under the symbol "UNT".

Table of Contents

Definitions and Abbreviations

Mcf	Thousand cubic feet of natural gas
MMcf	Million cubic feet of natural gas
Mcfe	Thousand cubic feet equivalent of natural gas
MMcfe	Million cubic feet equivalent of natural gas
Bcf	Billion cubic feet of natural gas
Bcfe	Billion cubic feet equivalent of natural gas
Bbls	Barrels of oil
MBbls	Thousand barrels of oil

Three-Year Financial and Operational Summary

Year Ended December 31,	2001	2002		2003
SELECTED FINANCIAL DATA				
Revenues	$ 259,179,000	$ 187,636,000	61%	**$ 302,584,000**
Income Before Change in Accounting Principle	$ 62,766,000	$ 18,244,000	168%	**$ 48,864,000**
Income Before Change in Accounting Principle per Common Share (Diluted)	$ 1.73	$ 0.47	138%	**$ 1.12**
Net Income	$ 62,766,000	$ 18,244,000	175%	**$ 50,189,000**
Net Income per Common Share (Diluted)	$ 1.73	$ 0.47	145%	**$ 1.15**
Total Assets	$ 417,253,000	$ 578,163,000	23%	**$ 712,925,000**
Long-Term Debt	$ 31,000,000	$ 30,500,000	-99%	**$ 400,000**
Shareholders' Equity	$ 279,162,000	$ 421,372,000	22%	**$ 515,768,000**
Net Cash Provided by Operating Activities	$ 133,021,000	$ 70,547,000	73%	**$ 121,712,000**
Weighted Average Shares Outstanding (Diluted)	36,258,000	39,112,000	12%	**43,773,000**
SELECTED OPERATIONAL DATA				
Future Estimated Net Revenue from Proved Reserves:				
Discounted at 10% Before Income Taxes	$ 231,193,000	$ 483,826,000	24%	**$ 598,103,000**
Discounted at 10% After Income Taxes	$ 177,583,000	$ 345,314,000	22%	**$ 420,254,000**
Net Estimated Proved Reserves:				
Natural Gas (Thousand Cubic Feet)	228,254,000	244,811,000	4%	**254,192,000**
Oil (Barrels)	4,343,000	4,096,000	26%	**5,141,000**
Equivalent Natural Gas (Thousand Cubic Feet)	254,309,000	269,386,000	6%	**285,036,000**
Net Production:				
Natural Gas (Thousand Cubic Feet)	18,864,000	18,968,000	9%	**20,648,000**
Oil (Barrels)	492,000	473,000	9%	**516,000**
Equivalent Natural Gas (Thousand Cubic Feet)	21,819,000	21,808,000	9%	**23,742,000**
Gross Wells Producing or Capable of Producing	3,038	3,304	3%	**3,393**
Net Wells Producing or Capable of Producing	738.0	799.42	4%	**830.02**
Average Price Received:				
Natural Gas (Per Thousand Cubic Feet)	$ 4.00	$ 2.87	70%	**$ 4.87**
Oil (Per Barrel)	$ 23.62	$ 21.54	25%	**$ 26.94**
Number of Drilling Rigs at Year End	55	75	17%	**88**
Average Number of Rigs Utilized	46.3	39.1	61%	**62.9**
SELECTED FUNDAMENTAL ANALYSIS				
Production Replacement	161%	169%	-2%	**166%**
Production Expense per Mcfe	$ 0.86	$ 0.79	14%	**$ 0.90**
DD&A Rate per Mcfe	$ 0.91	$ 1.04	10%	**$ 1.14**

In August of 1963, King Kirchner and Don Bodard founded the company that today is Unit Corporation. Unit Drilling Co. was formed with three drilling rigs, two office employees and 13 righands in the field. Forty years later, Unit Corporation consists of a record 88 drilling rigs and a production company whose year-end 2003 oil and natural gas reserve base has grown to 285 Bcf equivalents.

Unit has experienced challenging economic times, but its ability to adhere to its business strategy has served the company well. This strategy is emphasized in the following:

- to maximize the value of Unit Drilling Company by improving market share and drilling rig utilization while developing new markets,
- to grow Unit Petroleum Company's oil and natural gas reserve base by more than 150% of annual production, with acquisition costs meeting or exceeding our economic parameters, and
- to maintain a low debt to equity position while enhancing our financial strength.

Unit's diversified operations not only allowed it to survive but to grow through the up and down cycles of the energy industry during the last 40 years.

Unit's contract drilling subsidiary, Unit Drilling Company, showed significant growth in 2003. With its acquisition of SerDrilco, Inc., a 12-rig drilling company, and the addition of a rig recently constructed and placed into service, Unit achieved a new milestone by increasing its drilling rig fleet from 75 to 88 rigs, the largest fleet in its history. Its fleet, capable of drilling wells as deep as 40,000 feet, has one of the deepest average depth capacities in the industry at 17,000 feet. All 88 rigs are operational and our 89th rig is currently under construction. The quality of our rigs and of our drilling crews is a significant factor that keeps our fleet busy and profitable.

At year end 2003, our exploration and production subsidiary, Unit Petroleum Company, attained record oil and natural gas reserves of 285 Bcf of equivalent natural gas, consisting of 5.1 million barrels of oil and 254.2 Bcf of natural gas, a 6% increase over 2002. For the 20th consecutive year, it achieved its goal of replacing more than 150% of its production with new reserves. In fact, over those 20 years, it has replaced an average 224% of its annual production. Early in 2004, it completed the acquisition of PetroCorp Incorporated, an exploration and production company whose operations fit well with and complement its current operations. With this acquisition, Unit's total reserves reached 341.7 Bcf of equivalent natural gas. We are proud of this consistent performance.

Because of a significant improvement in commodity prices during 2003, our financial results were strong. During 2003, our average natural gas price was $4.87 per Mcf compared to $2.87 per Mcf in 2002. Total revenues increased 61% over last year, while year-over-year net income per share rose 145% to $1.15 per diluted share. Cash flow provided by operating activities improved 73% compared to 2002. With the closing of the PetroCorp Incorporated acquisition in January, our long-term debt increased to $90.0 million, which is still a very conservative 15% debt-to-total capitalization ratio. Unit remains in a good position to continue to grow both of its business segments during 2004.

Most industry analysts believe that the North American natural gas market will remain stable in 2004, with a modestly improving economy that will increase demand for oil and natural gas. We are highly focused on natural gas and should continue to benefit from the higher natural gas prices. Natural gas comprises over 88% of our oil and natural gas reserves after the acquisition of PetroCorp Incorporated, and virtually 100% of our contract drilling activity is for natural gas. In anticipation of continued strength in commodity prices, we plan to maintain an aggressive development drilling program. Unit Petroleum Company plans to drill 165 to 175 wells during 2004, a 10% to 17% increase over 2003.

As you can see, Unit has grown substantially in its 40 years of operation, thanks to the perseverance, wisdom and ambition of the company's founders. Today Unit is a company that has over 2,000 dedicated employees who have made Unit a stable force in the industry. The heart of this company is its employee base and we feel it is important to recognize and thank them for their hard work and dedication. We believe in our potential for outstanding results and achievements in the upcoming years. We look forward to sharing them with you.

Sincerely,



John G. Nikkel
Chairman of the Board and Chief Executive Officer
February 18, 2004



Larry D. Pinkston
President and Chief Operating Officer



Drilling Rigs Owned
Number at Year End
100
75
50
25
0
88
1999
2000
2001
2002
2003



Total Reserves
Bcfe of Natural Gas
300
200
100
0
285
1999*
2000
2001
2002
2003
(*Excludes Questa)



Long-Term Debt
Millions of Dollars
$75
$50
$25
$0
$0.4
1999
2000
2001
2002
2003

Historical Timeline



1963

Unit was originally formed as Unit Drilling Co. when King Kirchner and Don Bodard purchased the company from Woolaroc Oil Company. At that time, Unit consisted of three rigs which engaged in the contract drilling of oil and natural gas wells.

1964

Unit purchased four rigs from Falcon Seaboard Drilling Company while continuing to build the new company.

1974

Four more rigs were purchased from Leaben Drilling Company, as the demand for Unit's services increased.

1979

Unit added exploration and production to its operations, had its initial public offering, and changed its name to Unit Drilling and Exploration Company to describe its operations more accurately. Its stock began trading over-the-counter under the symbol UDE.

1980

The price of oil increased 15-fold over the previous 10-year period and in some cases natural gas prices exceeded $9 per Mcf. Unit bought five rigs from Barrett Drilling Company, helping Unit to meet the demand of this unprecedented drilling boom.

1981

Unit moved from trading over-the-counter to trading on the New York Stock Exchange.

1986

Unit Corporation was formed and became the parent company of Unit Drilling and Exploration Company, replacing it on the New York Stock Exchange. Unit Corporation trades under the symbol UNT.

1988

Unit settled a natural gas contract dispute with a major natural gas purchaser. This settlement allowed Unit to receive substantially higher than spot market price for natural gas sold from wells included in the agreement.

1991

Unit doubled its proved reserves and its company-operated well count in the Texas Panhandle region, one of its primary areas of interest, through an oil and natural gas producing property acquisition.

1994

Unit completed a signifi acquisition of oil and nat gas properties that totale million barrels of oil and Bcf of natural gas. acquisition expanded U operations to the Gulf C and the Permian Basin.

996

ɔ rigs were purchased, and owing refurbishment, se rigs were shipped to ıth Texas to work in the f Coast Division, opening a v market for Unit's rigs.

1997

Unit purchased Hickman Drilling Company, a nine rig drilling company with operations in the Anadarko Basin. These nine rigs expanded Unit's fleet to 33 rigs.

1999

Unit agreed to purchase 13 diesel-electric deep drilling rigs from Parker Drilling Company. Included in this acquisition was famed Parker Rig #201, capable of drilling to a depth of 40,000 feet. This acquisition expanded the company's areas of operation creating a new Rocky Mountains Division and also enhanced our presence in the Gulf Coast Division. The rig fleet had now expanded to 47 rigs.

2000

Unit closed its merger with Questa Oil and Gas Co., in a stock exchange for approximately 1.8 million shares of Unit common stock. Questa had 17.4 Bcfe of proved reserves. The acquisition significantly strengthened our position in the Permian Basin.

2001

Unit acquired 20 drilling rigs, increasing its total fleet to 75 rigs.

2003

The acquisition of SerDrilco, Inc. was completed. With this acquisition, Unit added 12 drilling rigs, a fleet of 12 trucks and a district office in Borger, Texas.

Currently

During January 2004, Unit closed its acquisition of PetroCorp Incorporated and gained oil and natural gas reserves of 56.7 Bcfe. The acquisition fits well with Unit's core exploration and production operations. Unit's total reserves now stand at a record 341.7 Bcfe. With its recent SerDrilco, Inc. acquisition and an additional rig that was built and placed into service, Unit now stands at an impressive 88-rig fleet.



Unit Drilling Company

From its beginning in 1963, Unit Drilling Company has a history of providing outstanding service to its customers. Its experienced supervisors, rig personnel and quality equipment has allowed it to meet a wide range of its customers' needs. Unit began its operations in the Anadarko Basin and started drilling in the Arkoma Basin very soon after that. It entered the East Texas and Gulf Coast regions in 1996 and the Rocky Mountain region in 1999. During its history, Unit has drilled in ten different states and has gone from a three-rig drilling company to a record 88 drilling rigs.

With the completion of a 12 rig acquisition as well as building a rig and placing it into service, Unit grew from 75 onshore drilling rigs in 2002 to 88 rigs during 2003. These rigs range in depth capacities from 9,500 to 40,000 feet, averaging 17,000 feet, and can provide both air and mud as a drilling medium. We also own four top-drive units to help support our customer's unique drilling requirements.

Currently, the fleet is located within four areas in the Mid-Continent region of the United States. Sixty rigs are located in the Anadarko Basin, 7 rigs in the Arkoma Basin, 13 rigs located within our Gulf Coast operations and 8 rigs in our Rocky Mountain region. Our drilling field offices are located in Oklahoma City and Woodward, Oklahoma; Houston, Texas; Casper, Wyoming and with our drilling rig acquisition in 2003, we gained a field office in Borger, Texas.

Our average rig utilization for the year was 62.9 rigs, a 61% improvement over 2002. Drilling revenues for the year increased 55% to $183.1 million. Dayrates on our daywork contracts were at their lowest during the first quarter of 2003, but steadily increased throughout the year. Our average dayrates for the year remained relatively flat at $7,808, compared to an average of $7,716 in 2002. We averaged 69.8 rigs operating during the fourth quarter, a 47% increase from the fourth quarter 2002. Average dayrates for the quarter were $8,128, compared to $7,418 during the same quarter of 2002.

We exited the year with 79 rigs operating. As of February 18, 2004, 84 of our 88 rigs were operating under contract. We are confident in our ability to thrive in this cyclical industry. We have a proven 40-year track record of success, and we look forward to more success in the upcoming years.

Unit Petroleum Company

Unit Petroleum Company continues to grow and demonstrate its ability to increase its asset base during the ups and downs of our industry. Unit has a success record of drilling prospects generated by our geological and engineering staff that are low risk field extension or development wells that meet our risk-weighted economic objectives. Its acquisition program has also significantly impacted Unit's growth. This success has resulted in an average annual growth rate to its reserve base of 12% over the past ten years.

As of December 31, 2003, total reserves were 285 Bcfe, consisting of 5.1 million barrels of oil and 254.2 Bcf of natural gas, a 6% equivalent increase over year-end 2002 reserves. We added a net 39.4 Bcfe of new reserves during the year, making 20 consecutive years that we have met our goal of replacing at least 150% of the year's production with new reserves. Our three-year average finding cost was $1.65 per Mcfe.

Early in 2004, Unit completed its acquisition of PetroCorp Incorporated, adding reserves of 2.7 million barrels of oil and 40.3 Bcf of natural gas. With the close of this acquisition, Unit's reserves total 7.8 million barrels of oil and 294.5 Bcf of natural gas, or 341.7 Bcf equivalents. This acquisition will allow Unit to further develop and exploit new fields.

During 2003, we completed 149 wells, a 55% increase over 2002. Eighty-six percent of the 149 wells were completed as producing wells. We plan to drill an aggressive 165 to 175 wells during 2004.

Oil and natural gas revenues increased 72% to $116.6 million due to improvements in commodity prices and increased production. The natural gas prices we received averaged $4.87 per Mcf, a 70% increase over 2002, while our average oil price was $26.94 per barrel, a 25% increase over the previous year. Total production increased 9% during the year. We produced 20,648,000 Mcf of natural gas and 516,000 barrels of oil.

Our acreage inventory, the bulk of which is held by production, has grown to 804,000 gross acres. We have identified 288 drillable wells with potential reserves to us of 210 Bcfe. At year end, we owned an interest in 3,393 wells. With the PetroCorp Incorporated acquisition, we gained an interest in an additional 591 wells.

We anticipate that 2004 will be a strong year for Unit. We have budgeted $95 million for capital expenditures during 2004, an increase of 30% over 2003. With the PetroCorp Incorporated acquisition to start the year, as well as an aggressive drilling program underway, we believe Unit is poised to put another successful year under its belt.

Directors and Officers

BOARD OF DIRECTORS

John G. Nikkel
Chairman of the Board and
Chief Executive Officer

Larry D. Pinkston
President and Chief Operating Officer

King P. Kirchner
Co-founder, Unit Corporation
Tulsa, Oklahoma

John H. Williams
Investments
Tulsa, Oklahoma

Don Cook
Retired Partner, Finley & Cook
Certified Public Accountants
Shawnee, Oklahoma

William B. Morgan
Executive Vice President and
General Counsel of
St. John Health System, Inc.
Tulsa, Oklahoma

John S. (Jack) Zink
Founder, Zeeco, Inc.
Tulsa, Oklahoma

J. Michael Adcock
Chairman of the Board of Arvest Bank
Shawnee, Oklahoma

Mark E. Monroe
Investments
Marble Falls, Texas

OFFICERS

John G. Nikkel
Chairman of the Board and Chief
Executive Officer

Larry D. Pinkston
President and Chief Operating Officer

Philip M. Keeley
Senior Vice President, Exploration and
Production

Mark E. Schell
Senior Vice President,
General Counsel and Secretary

David T. Merrill
Chief Financial Officer and Treasurer

AUDIT COMMITTEE

Don Cook (Chairman)
William B. Morgan
J. Michael Adcock

NOMINATING & GOVERNANCE COMMITTEE

William B. Morgan (Chairman)
John H. Williams
J. Michael Adcock

COMPENSATION COMMITTEE

J. Michael Adcock (Chairman)
William B. Morgan
John H. Williams
John S. (Jack) Zink

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Tulsa, Oklahoma

INDEPENDENT RESERVOIR ENGINEERS

Ryder Scott Company
Houston, Texas

Financial Information

Table of Contents

Selected Financial and Operations Data for Unit Corporation and Subsidiaries

Year Ended December 31, (Dollars in thousands except per share amounts)	1999*(1)*	2000	2001	2002	**2003**
Statement of Operations Data:					
Revenues:					
Contract drilling	$ 55,479	$ 108,075	$ 167,042	$ 118,173	**$ 183,146**
Oil and natural gas	$ 46,225	$ 92,016	$ 90,237	$ 67,959	**$ 116,609**
Income before change in accounting principle	$ 3,048	$ 34,344	$ 62,766	$ 18,244	**$ 48,864**
Net income	$ 3,048	$ 34,344	$ 62,766	$ 18,244	**50,189**
Income before change in accounting principle per common share:					
Basic	$ 0.10	$ 0.96	$ 1.75	$ 0.47	**$ 1.12**
Diluted	$ 0.10	$ 0.95	$ 1.73	$ 0.47	**$ 1.12**
Net income per common share:					
Basic	$ 0.10	$ 0.96	$ 1.75	$ 0.47	**$ 1.15**
Diluted	$ 0.10	$ 0.95	$ 1.73	$ 0.47	**$ 1.15**
Balance Sheet Data:					
Total assets	$ 295,567	$ 346,288	$ 417,253	$ 578,163	**$ 712,925**
Other long-term liabilities	$ 2,325	$ 3,597	$ 4,110	$ 5,439	**$ 17,893**
Long-term debt	$ 67,239	$ 54,000	$ 31,000	$ 30,500	**$ 400**
Shareholders' equity	$ 179,505	$ 214,540	$ 279,162	$ 421,372	**$ 515,768**
Statement of Cash Flows Data:					
Net cash provided by operating activities	$ 24,713	$ 67,360	$ 133,021	$ 70,547	**$ 121,712**
Capital expenditures (cash basis)	$ 69,503*(2)*	$ 60,447	$ 108,339	$ 75,225*(3)*	**$ 131,162**
Contract Drilling Operations Data:					
Number of rigs at year end	47	50	55	75	**88**
Wells drilled	197	316	361	318	**350**
Total footage drilled (feet in 1,000's)	2,211	3,650	4,008	3,829	**6,580**
Average number of rigs utilized	23.1	39.8	46.3	39.1	**62.9**
Oil and Natural Gas Operations Data:					
Proved oil and natural gas reserves discounted at 10% (before income taxes)	$ 199,224	$ 1,001,581*(4)*	$ 231,193	$ 483,826	**$ 598,103**
Proved oil and natural gas reserves discounted at 10% (after income taxes)	$ 167,702	$ 676,026	$ 177,583	$ 345,314	**$ 420,254**
Total estimated proved reserves:					
Natural gas (MMcf)	187,339	215,637	228,254	244,811	**254,192**
Oil (MBbl)	4,527	4,183	4,343	4,096	**5,141**
Production:					
Natural gas (MMcf)	17,437	19,285	18,864	18,968	**20,648**
Oil (MBbl)	424	488	492	473	**516**
Average price:					
Natural gas (per Mcf)	$ 2.05	$ 3.91	$ 4.00	$ 2.87	**$ 4.87**
Oil (per Bbl)	$ 17.48	$ 26.95	$ 23.62	$ 21.54	**$ 26.94**

Oil and natural gas wells producing or capable of producing at end of year:

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	**Gross**	**Net**
Natural gas	2,014	405.1	2,152	432.7	2,252	459.0	2,514	526.08	**2,590**	**549.62**
Oil	783	224.1	799	278.1	786	279.0	790	273.34	**803**	**280.40**
Total	2,797	629.2	2,951	710.8	3,038	738.0	3,304	799.42	**3,393**	**830.02**

(1) Restated for the merger with Questa Oil and Gas Co.

(2) Through our acquisition of the thirteen Parker rigs, Unit had non-cash capital additions of $8,138,000 for the 1,000,000 shares given as a portion of the consideration for the rigs.

(3) Through the acquisition of CREC Rig Equipment Company and CDC Drilling Company, Unit had non-cash capital additions of $122,491,000 for the 7,220,000 shares given as a portion of the consideration for the Companies.

(4) Future net revenues on proved reserves at 12/31/2000 were higher than other years due to high year-end spot prices used to compute the value of the reserves.

Market for Unit Corporation's Common Equity and Related Stockholder Matters

Our common stock trades on the New York Stock Exchange under the symbol "UNT." The following table identifies the high and low sales prices per share of our common stock for the periods indicated:

	2002		**2003**	
QUARTER	HIGH	LOW	**HIGH**	**LOW**
First	$ 18.60	$ 10.24	**$ 21.99**	**$ 16.30**
Second	$ 20.93	$ 16.01	**$ 23.39**	**$ 19.14**
Third	$ 19.25	$ 13.65	**$ 22.60**	**$ 18.68**
Fourth	$ 20.44	$ 16.71	**$ 24.51**	**$ 18.40**

On March 1, 2004 there were 1,763 record holders of our common stock.

We have never paid cash dividends on our common stock and currently intend to continue our policy of retaining earnings from our operations. Our loan agreement prohibits us from declaring and paying dividends (other than stock dividends) in any fiscal year in an amount greater than 25% of our preceding year's consolidated net income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

With the exception of historical information, the matters discussed below may include forward-looking statements regarding our operations, financial and otherwise. We caution you that a number of important factors could cause the actual results of our future operations to differ materially from those in any forward-looking statements. Further information regarding these factors are discussed at the Forward Looking "Safe Harbor" Statements section on page 52.

FINANCIAL CONDITION AND LIQUIDITY

Summary Our financial condition and liquidity depends on the cash flow from our two principal subsidiaries and borrowings under our bank loan agreement. Our cash flow is influenced mainly by the prices we receive for our natural gas production, the demand for and the dayrates we receive for our drilling rigs and, to a lesser extent, the prices we receive for our oil production. At December 31, 2003, we had cash totaling $598,000 and we had borrowed $400,000 under our loan agreement.

Over the last six months of 2003 the average monthly natural gas price we received excluding the impact of hedging, ranged from $4.06 in October to $5.06 in December and the average Nymex Henry Hub daily price for the same time period ranged from $4.79 to $7.00. With the average Nymex contract settle price for the next twelve months at $5.40 on February 18, 2004, we expect natural gas prices to remain at levels that will increase demand for our rigs and provide upward movement on the rates we receive for our contract drilling services. There is, however, no assurance that these prices will actually be sustained throughout 2004.

The following is a summary of certain financial information as of December 31, 2003 and for the year ended December 31, 2003:

Working Capital	$ 20,931,000
Long-Term Debt	$ 400,000
Shareholders' Equity	$515,768,000
Ratio of Long-Term Debt to Total Capitalization	—%
Net Income	$ 50,189,000
Net Cash Provided by Operating Activities	$121,712,000

The following table summarizes certain operating information for the years ended December 31, 2002 and 2003:

	2002	2003	PERCENT CHANGE
Oil Production (Bbls)	473,000	**516,000**	9%
Natural Gas Production (Mcf)	18,968,000	**20,648,000**	9%
Average Oil Price Received	$ 21.54	**$ 26.94**	25%
Average Natural Gas Price Received	$ 2.87	**$ 4.87**	70%
Average Number of Our Drilling Rigs in Use During the Period	39.1	**62.9**	61%

In December 2003, we acquired SerDrilco Incorporated for $35.0 million in cash. To finance the acquisition we sold 2.0 million shares of common stock for net proceeds of $42.1 million.

Our Bank Loan Agreement At December 31, 2003, we had a $100 million bank loan agreement consisting of a revolving credit facility through May 1, 2005 and a term loan thereafter, maturing on May 1, 2008. On January 30, 2004, in conjunction with our acquisition of PetroCorp Incorporated, we replaced our loan agreement with a revolving credit facility totaling $150 million having a four year term ending January 30, 2008. Borrowings under the new credit facility are limited to a commitment amount. Although the current value of our assets under the latest loan value computation supported the full $150 million, we elected to set the loan commitment at $120 million in order to reduce financing costs since we are charged a commitment fee of .375 of 1% on the amount available but not borrowed. We paid origination, agency and syndication fees of $515,000 at the inception of the new agreement, $40,000 of which will be paid annually and the remainder of the fees amortized over the four year life of the loan. Following the acquisition of PetroCorp Incorporated our borrowings were $90.0 million on February 18, 2004.

The loan value under our current credit facility is subject to a semi-annual re-determination on May 10 and November 10 of each year, beginning May 10, 2004. The calculation is based primarily on the sum of a percentage of the discounted future value of our oil and natural gas reserves, as determined by the banks. In addition, an amount representing a part of the value of our drilling rig fleet, limited to $20 million, is added to the loan value. Provisions are also in the agreement which allow for one requested special re-determination of the borrowing base by either the lender or us between each scheduled re-determination date if conditions warrant such a request.

At our election, any portion of the debt outstanding may be fixed at a Eurodollar Rate for 30, 60, 90 or 180 day terms. During any Eurodollar Rate funding period the outstanding principal balance of the note to which such Eurodollar Rate option applies may be repaid upon three days prior notice to the Administrative Agent. Interest on the Eurodollar Rate is computed at the Eurodollar Base Rate applicable for the interest period plus 1.00% to 1.50% depending on the level of debt as a percentage of the total loan value and is payable at the end of each term or every 90 days whichever is less. Borrowings not under the Eurodollar Rate bear interest at the JPMorgan Chase Prime Rate payable at the end of each month and the principal borrowed may be paid anytime in part or in whole without premium or penalty. At February 18, 2004, all of our $90.0 million debt was subject to the Eurodollar Rate.

The loan agreement includes prohibitions against:

- the payment of dividends (other than stock dividends) during any fiscal year in excess of 25% of our consolidated net income for the preceding fiscal year,
- the incurrence of additional debt with certain very limited exceptions and
- the creation or existence of mortgages or liens, other than those in the ordinary course of business, on any of our property, except in favor of our banks.

The loan agreement also requires that at the end of each quarter:

- consolidated net worth of at least $350 million,
- a current ratio (as defined in the loan agreement) of not less than 1 to 1 and
- a leverage ratio of long-term debt to consolidated EBITDA (as defined in the loan agreement) for the most recently ended rolling four fiscal quarters of no greater than 3.25 to 1.0.

Hedging Periodically we hedge the prices we will receive for a portion of our future natural gas and oil production. We do so in an attempt to reduce the impact and uncertainty that price variations have on our cash flow. We entered into a collar contract covering approximately 25% of our daily oil production for January and February of 2001. The collar had a floor of $26.00 per barrel and a ceiling of $33.00 per barrel and we received $0.86 per barrel for entering into the transaction. During the first quarter of 2001, our oil hedging transaction yielded an increase in our oil revenues of $17,200.

During the second quarter of 2001, we entered into a natural gas collar contract for approximately 36% of our June and July 2001 production, at a floor price of $4.50 and a ceiling price of $5.95. During the third quarter of 2001, we entered into two natural gas collar contracts for approximately 38% of our September through November 2001 natural gas production. Both contracts had a floor price of $2.50. One contract had a ceiling of $3.68 and the other contract had a ceiling of $4.25. During the year of 2001, the collar contracts increased natural gas revenues by $2,030,000.

On April 30, 2002, we entered into a collar contract covering approximately 19% of our natural gas production for the periods of April 1, 2002 through October 31, 2002. The collar had a floor of $3.00 and a ceiling of $3.98. During the year of 2002, our natural gas hedging transactions increased natural gas revenues by $40,300. We did not have any hedging transactions outstanding at December 31, 2002.

During the first quarter of 2003, we entered into two collar contracts covering approximately 40% of our natural gas production for the periods of April 1, 2003 through September 30, 2003. One collar had a floor of $4.00 and a ceiling of $5.75 and the other collar had a floor of $4.50 and a ceiling of $6.02. We also entered into two collar contracts covering approximately 25% of our oil production for the periods of May 1, 2003 through December 31, 2003. One collar had a floor of $25.00 and a ceiling of $32.20 and the other collar had a floor of $26.00 and a ceiling of $31.40. During the year of 2003, the collar contracts decreased natural gas revenues by $6,000 and oil revenues by $5,000. We did not have any hedging transactions outstanding at December 31, 2003.

In January 2004, we entered into a natural gas collar covering approximately 14% of our estimated natural gas production. The transaction covers the periods of April through October of 2004 and has a floor of $4.50 and a ceiling of $6.76. We also entered into an oil hedge covering approximately 40% of our estimated oil production. The transaction covers the periods of February through December of 2004 and has an average price of $31.40.

Self-Insurance We are self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits. The exposure (i.e. our deductible or retention) per occurrence ranges from $200,000 for general liability to $1 million for rig physical damage. We have purchased stop-loss coverage in order to limit, to the extent feasible, our per occurrence and aggregate exposure to certain claims. There is no assurance that such coverage will adequately protect us against liability from all potential consequences. Following the acquisition of SerDrilco we have continued to use its ERISA governed occupational injury benefit plan to cover its employees in lieu of covering them under an insured Texas workers' compensation plan.

Impact of Prices for Our Oil and Natural Gas With the acquisition of PetroCorp Incorporated (as further discussed in Note 12 of the Notes to Consolidated Financial Statements), natural gas comprises 86% of our total oil and natural gas reserves. Before the acquisition, natural gas comprised 89% of our reserves. Any significant change in natural gas prices has a material affect on our revenues, cash flow and the value of our oil and natural gas reserves. Generally, prices and demand for domestic natural gas are influenced by weather conditions, supply imbalances and by world wide oil price levels. Domestic oil prices are primarily influenced by world oil market developments. All of these factors are beyond our control and we cannot predict nor measure their future influence on the prices we will receive.

Based on our production in 2003, a $.10 per Mcf change in what we are paid for our natural gas production would result in a corresponding $160,300 per month ($1,923,600 annualized) change in our pre-tax operating cash flow. Our 2003 average natural gas price was $4.87 compared to an average natural gas price of $2.87 for 2002. A $1.00 per barrel change in our oil price would have a $40,000 per month ($480,000 annualized) change in our pre-tax operating cash flow based on our production in 2003. Our 2003 average oil price was $26.94 compared with an average oil price of $21.54 received in 2002.

Because natural gas prices have such a significant affect on the value of our oil and natural gas reserves, declines in these prices can result in a decline in the carrying value of our oil and natural gas properties. Price declines can also adversely affect the semi-annual determination of the amount available for us to borrow under our bank loan agreement since that determination is based mainly on the value of our oil and natural gas reserves. Such a reduction could limit our ability to carry out our planned capital projects.

We sell most of our natural gas production to third parties under month-to-month contracts. Several of these buyers have experienced financial complications resulting from the recent investigations into the energy trading industry. The long-term implications to the energy trading business, as well as to oil and natural gas producers, because of these investigations remains, to be determined. We continue to evaluate the information available to us about our buyers and try to reduce any possible future adverse impact to us. Presently we believe that our buyers will be able to perform their commitments to us. For 2003, purchases by Cinergy Marketing & Trading LP accounted for approximately 17% of our oil and natural gas revenues while purchases by Centerpoint Energy Gas accounted for approximately 16% of our oil and natural gas revenues. We own a 16.7% limited partner interest in Eagle Energy Partners I LP, whose purchases, which are competitively marketed, accounted for 6% of our oil and natural gas revenues in 2003. We have increased our sales to Eagle Energy Partners I LP since we first started selling natural gas to them in August, 2003. For the period August through December 2003 Eagle has purchased 16% of our oil and natural gas revenues and they marketed approximately 37% of the natural gas volumes we sold for ourselves and third parties during the same five month period.

Oil and Natural Gas Acquisitions and Capital Expenditures Most of our capital expenditures are discretionary and directed toward future growth. Our decision to increase our oil and natural gas reserves through acquisitions or through drilling depends on the prevailing or expected market conditions, potential return on investment, future drilling potential and opportunities to obtain financing under the circumstances involved, all of which provide us with a large degree of flexibility in deciding when to incur such costs. We drilled 149 wells (61.57 net wells) in 2003 compared to 96 wells (51.87 net wells) in 2002. Our total capital expenditures for oil and natural gas exploration and acquisitions in 2003 totaled $73.3 million excluding capitalized cost for the recording of the plugging liability associated with our wells. Based on current prices, we plan to drill an estimated 165 to 175 wells in 2004 and total capital expenditures for oil and natural gas exploration and acquisitions is planned to be around $95 million.

Contract Drilling Our drilling work is subject to many factors that influence the number of rigs we have working as well as the costs and revenues associated with such work. These factors include competition from other drilling contractors, the prevailing prices for natural gas and oil, availability and cost of labor to run our rigs and our ability to supply the equipment needed. We have not encountered major difficulty in hiring and keeping rig crews, but such shortages have occurred periodically in the past. If demand for drilling rigs increases rapidly in the future, shortages of experienced personnel may limit our ability to increase the number of rigs we could operate.

Most of our contract drilling fleet is targeted to the drilling of natural gas wells, so changes in natural gas prices influence the demand for our drilling rigs and the prices we can charge for our contract driling services. In the last half of 1999 and throughout 2000, as oil and natural gas prices increased, we experienced a big increase in demand for our rigs. Demand continued to increase until the end of the third quarter of 2001 and reached a high when 52 of our rigs were working in July 2001. Because of declining natural gas prices throughout 2001, demand for our rigs dropped significantly in the fourth quarter of 2001 and stabilized with between 30 and 35 rigs operating in the first half of 2002. The rates received for our rigs also began to fall until they reached a low of 7,275 per day in February of 2003. Natural gas and oil prices once again began to rise during the last half of 2002 and in the second quarter of 2003 and through the remainder of the year both demand for our rigs and dayrates continued to improve. In December 2003 the average dayrate on the 75 rig fleet owned by us throughout 2003 was approximately $8,200 per day and the 12 Service rigs added in December 2003 had a dayrate of approximately $7,500 making the average dayrate for the 88 rig fleet $8,130 in December 2003. The average use of our rigs in 2003 was 62.9 rigs (83%) compared with 39.1 rigs (63%) for 2002. Our average dayrate in 2003 was $7,808 compared to $7,716 for 2002. Based on the average utilization of our rigs in 2003, a $100 per day change in dayrates has a $6,290 per day ($2,296,000 annualized) change in our pre-tax operating cash flow. Utilization and dayrates for our drilling rigs will depend mainly on the price of natural gas.

Our contract drilling subsidiary provides drilling services for our exploration and production subsidiary. The contracts for these services are issued under the same conditions and rates as the contracts we have entered into with unrelated third parties. During 2003, we drilled 43 wells for our exploration and production subsidiary. Per regulations provided by the Securities and Exchange Commission, the profit received by our contract drilling segment of $841,000 and $1,883,000 during 2002 and 2003, respectively, was used to reduce the carrying value of our oil and natural gas properties rather than being included in our profits in current operations.

Drilling Acquisitions and Capital Expenditures On December 8, 2003, we acquired SerDrilco Incorporated and its subsidiary, Service Drilling Southwest LLC for $35.0 million in cash. The terms of the acquisition include an earn-out provision allowing the sellers to obtain one-half of the cash flow in excess of $10 million for each of the three years following the acquisition. The assets of SerDrilco Incorporated included 12 drilling rigs, spare drilling equipment, a fleet of 12 larger trucks and trailers, various other vehicles and a district office and an equipment yard in and near Borger, Texas. For our contract drilling operations during 2003, we incurred $71.9 million in capital expenditures, which includes $35.0 million in cash and $10.9 million for goodwill resulting from deferred tax liabilities recorded in connection with the SerDrilco acquisition. For the year 2004, we have budgeted capital expenditures of approximately $30 million for our contract drilling operations.

Oil and Natural Gas Limited Partnerships and Other Entity Relationships We are the general partner for 10 oil and natural gas partnerships which were formed privately and publicly. The partnership's revenues and costs are shared under formulas prescribed in each limited partnership agreement. The partnerships repay us for contract drilling, well supervision and general and administrative expense. Related party transactions for contract drilling and well supervision fees are the related party's share of such costs. These costs are billed on the same basis as billings to unrelated third parties for similar services. General and administrative reimbursements consist of direct general and administrative expense incurred on the related party's behalf as well as indirect expenses assigned to the related parties. Allocations are based on the related party's level of activity and are considered by management to be reasonable. During 2001, 2002 and 2003, the total paid to us for all of these fees was $1,107,000, $929,000 and $873,000, respectively. We expect the fees to be about the same in 2004. Our proportionate share of assets, liabilities and net income relating to the oil and natural gas partnerships is included in our consolidated financial statements.

We own a 40% equity interest in Superior Pipeline Company LLC, an Oklahoma Limited Liability Company. Superior is a natural gas gathering and processing company. Our investment, including our share of the equity in the earnings of this company, totaled $3.0 million at December 31, 2003 and is reported in other assets in our accompanying balance sheet. During 2003, Superior Pipeline Company LLC purchased $3.3 million of our natural gas production and paid $64,000 for our natural gas liquids. We paid this company $39,000 for gathering and compression services.

We also own a 16.7% limited partnership interest in Eagle Energy Partnership I, L.P. ("Eagle"), carried at cost, for $2.5 million. Eagle is engaged in the purchase and sale of natural gas, electricity (or similar electricity based products), future commodities, and the performance of scheduling and nomination services for both energy related commodities and similar energy management functions. Eagle was marketing approximately 46% of the natural gas volumes we sell for ourselves and third parties in December 2003 and during February 2004 they are marketing 48%.

Contractual Commitments We have the following contractual obligations at December 31, 2003:

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD				
	TOTAL	LESS THAN 1 YEAR	2 - 3 YEARS	4 - 5 YEARS	AFTER 5 YEARS
(In thousands)					
Bank Debt *(1)*	$ 400	$ —	$ —	$ 400	$ —
Retirement Agreement *(2)*	1,650	300	600	600	150
Operating Leases *(3)*	3,555	719	1,424	954	458
Total Contractual Obligations	$ 5,605	$ 1,019	$ 2,024	$ 1,954	$ 608

(1) See Previous Discussion in Management Discussion and Analysis regarding bank debt. The obligation is presented in accordance with the terms of the loan agreement signed on January 30, 2004.

(2) In the second quarter of 2001, we recorded $1.3 million in additional employee benefit expenses for the present value of a separation agreement made in connection with the retirement of King Kirchner from his position as Chief Executive Officer. The liability associated with this expense, including accrued interest, will be paid in monthly payments of $25,000 starting in July 2003 and continuing through June 2009. The liability as presented above is undiscounted.

(3) We lease office space in Tulsa and Woodward, Oklahoma and Houston, Texas under the terms of operating leases expiring through January 31, 2010 along with leasing space on short-term commitments to stack excess rig equipment and production inventory. In the first quarter of 2003, we renegotiated our rental agreement for the Tulsa office reducing the price per square foot while adding additional space and lengthening the term of the agreement to January 31, 2010.

At December 31, 2003, we also have the following commitments and contingencies that could create, increase or accelerate our liabilities:

OTHER COMMITMENTS	TOTAL AMOUNT COMMITTED OR ACCRUED	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD			
		LESS THAN 1 YEAR	2 - 3 YEARS	4 - 5 YEARS	AFTER 5 YEARS
(In thousands)					
Deferred Compensation Agreement *(1)*	$ 1,829	Unknown	Unknown	Unknown	Unknown
Separation Benefit Agreement *(2)*	$ 2,545	$ 412	Unknown	Unknown	Unknown
Plugging Liability *(3)*	$ 11,994	$ 303	$ 481	$ 882	$ 10,328
Gas Balancing Liability *(4)*	$ 1,191	Unknown	Unknown	Unknown	Unknown
Repurchase Obligations *(5)*	Unknown	Unknown	Unknown	Unknown	Unknown

(1) We provide a salary deferral plan which allows participants to defer the recognition of salary for income tax purposes until actual distribution of benefits, which occurs at either termination of employment, death or certain defined unforeseeable emergency hardships. We recognize payroll expense and record a liability, included in other long-term liabilities in our Consolidated Balance Sheet, at the time of deferral.

(2) Effective January 1, 1997, we adopted a separation benefit plan ("Separation Plan"). The Separation Plan allows eligible employees whose employment with us is involuntarily terminated or, in the case of an employee who has completed 20 years of service, voluntarily or involuntarily terminated, to receive benefits equivalent to 4 weeks salary for every whole year of service completed with Unit up to a maximum of 104 weeks. To receive payments the recipient must waive any claims against us in exchange for receiving the separation benefits. On October 28, 1997, we adopted a Separation Benefit Plan for Senior Management ("Senior Plan"). The Senior Plan provides certain officers and key executives of Unit with benefits generally equivalent to the Separation Plan. The Compensation Committee of the Board of Directors has absolute discretion in the selection of the individuals covered in this plan.

(3) On January 1, 2003 we adopted Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets (mainly plugging and abandonment costs for our depleted wells) in the period in which the liability is incurred (at the time the wells are drilled or acquired).

(4) We have a liability recorded for certain properties where we believe there are insufficient reserves available to allow the under-produced owners to recover their under-production from future production volumes.

(5) We formed The Unit 1984 Oil and Gas Limited Partnership and the 1986 Energy Income Limited Partnership along with private limited partnerships (the "Partnerships") with certain qualified employees, officers and directors from 1984 through 2004, with a subsidiary of ours serving as General Partner. The Partnerships were formed for the purpose of conducting oil and natural gas acquisition, drilling and development operations and serving as co-general partner with us in any additional limited partnerships formed during that year. The Partnerships participated on a proportionate basis with us in most drilling operations and most producing property acquisitions commenced by us for our own account during the period from the formation of the Partnership through December 31 of that year. These partnership agreements require, upon the election of a limited partner, that we repurchase the limited partner's interest at amounts to be determined by appraisal in the future. Such repurchases in any one year are limited to 20% of the units outstanding. We made repurchases of $1,000 and $106,000 in 2002 and 2003, respectively, for such limited partners' interests. No repurchases were made in 2001.

Critical Accounting Policies We account for our oil and natural gas exploration and development activities using the full cost method of accounting. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized. At the end of each quarter, the net capitalized costs of our oil and natural gas properties is limited to the lower of unamortized cost or a ceiling. The ceiling is defined as the sum of the present value (10% discount rate) of estimated future net revenues from proved reserves, based on period-end oil and natural gas prices adjusted for hedging, plus the lower of cost or estimated fair value of unproved properties not included in the costs being amortized, less related income taxes. If the net capitalized costs of our oil and natural gas properties exceed the ceiling, we are subject to a write-down to the extent of such excess. A ceiling test write-down is a non-cash charge to earnings. If required, it reduces earnings and impacts shareholders' equity in the period of occurrence and results in lower depreciation, depletion and amortization expense in future periods. Once incurred, a write-down cannot be reversed even if prices subsequently recover.

The risk that we will be required to write-down the carrying value of our oil and natural gas properties increases when oil and natural gas prices are depressed or if we have large downward revisions in our estimated proved reserves. Application of these rules during periods of relatively low oil or natural gas prices, even if temporary, increases the chance of a ceiling test write-down. Based on oil and natural gas prices on December 31, 2003 ($5.67 per Mcf for natural gas and $32.52 per barrel for oil), the unamortized cost of our domestic oil and natural gas properties did not exceed the ceiling of our proved oil and natural gas reserves. Natural gas prices remain erratic and any significant declines below prices used in the reserve evaluation could result in a ceiling test write-down in following quarterly reporting periods.

The value of our oil and natural gas reserves is used to determine the borrowing base under our loan agreement with our banks. This amount is affected by both price changes and the measurement of reserve volumes. Oil and natural gas reserves cannot be measured exactly. Our estimate of oil and natural gas reserves require extensive judgments of our reservoir engineering data and are less precise than other estimates made in connection with financial disclosures. Assigning monetary values to such estimates does not reduce the subjectivity and changing nature of such reserve estimates. Indeed the uncertainties inherent in the disclosure are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves.

We use the sales method for recording natural gas sales. This method allows for recognition of revenue, which may be more or less than our share of pro-rata production from certain wells. Our policy is to expense our pro-rata share of lease operating costs from all wells as incurred. Such expenses relating to the natural gas balancing position on wells in which we have an imbalance are not material.

Drilling equipment, transportation equipment and other property and equipment are carried at cost. Renewals and betterments are capitalized while repairs and maintenance are expensed. Realization of the carrying value of property and equipment is reviewed for possible impairment whenever events or changes in circumstances suggest the carrying amount may not be recoverable. Assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset including disposal value if any, is less than the carrying amount of the asset. If any asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including prices for similar assets. Changes in such estimates could cause us to reduce the carrying value of property and equipment.

We recognize revenues and expense generated from "daywork" drilling contracts as the services are performed, since we do not bear the risk of completion of the well. Under "footage" and "turnkey" contracts, we bear the risk of completion of the well, so revenues and expenses are recognized when the well is substantially completed. Under this method, substantial completion is determined when the well bore reaches the negotiated depth as stated in the contract. The entire amount of a loss, if any, is recorded when the loss can be reasonably determined, however, any profit is recorded only at the time the well is finished. The costs of uncompleted drilling contracts include expenses incurred to date on "footage" or "turnkey" contracts, which are still in process at the end of the period, and are included in other current assets.

EFFECTS OF INFLATION

The effect of inflation in the oil and natural gas industry is primarily driven by the prices realized for oil and natural gas. Increased commodity prices increase demand for contract drilling rigs and services which support higher rig activity. This in turn affects the overall demand for our rigs and the dayrates we can obtain for our contract drilling services. Before 1999, the effect of inflation on our operations was minimal due to low inflation rates, relatively low natural gas and oil prices and moderate demand for our contract drilling services. Over the last four years natural gas and oil prices have been more volatile, and during periods of higher utilization we have experienced increases in labor cost and the cost of services to support our rigs. During this same period when commodity prices did decline labor rates did not come back down to the levels incurred before the increases. If natural gas prices increased substantially for a long period, shortages in support equipment such as drill pipe, third party services and qualified labor could occur resulting in additional corresponding increases in our material and labor costs. These conditions may limit our ability to realize improvements in operating profits. How inflation will affect us in the future will depend on additional increases, if any, realized in our drilling rig rates and the prices we receive for our oil and natural gas.

NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2003 we adopted Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets. We own oil and natural gas properties which require expenditures to plug and abandon the wells when the oil and natural gas reserves in the wells are depleted. These expenditures under FAS 143 are recorded in the period in which the liability is incurred (at the time the wells are drilled or acquired). We do not have any assets restricted for the purpose of settling the plugging liabilities.

The effect of this change increased net property, plant and equipment by $13.0 million and liabilities, including deferred tax liabilities, by $11.7 million at January 1, 2003 and decreased net income for the year ended December 31, 2003 by $148,000 ($0.00 per share). The financial statements for the year ended December 31, 2002 have not been restated and the cumulative effect of the change of $1.3 million net of tax ($0.03 per share) is shown as a one-time addition to income in the first quarter of 2003.

On January 17, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46, as amended, was effective for us in the fourth quarter of 2003 as it applies to entities created after February 1, 2003. The adoption of FIN 46 with respect to these entities, did not have an impact on our financial position or results of operations. For entities created prior to February 1, 2003, which are not special purpose entities, as defined in FIN 46, we will have to adopt FIN 46, as amended, in the quarter ending March 31, 2004. We are still evaluating FIN 46 with regard to these types of entities in which we have an ownership interest, primarily our oil and gas partnerships and our equity investment in Superior Pipeline. FIN 46 may require full consolidation of these entities which would increase our total assets with an offsetting minority interest for the percentage not owned by Unit. There will be no net impact to our results of operations from the adoption of FIN 46.

Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and Statement of Financial Accounting Standards, No. 142, "Goodwill and Intangible Assets" (FAS 142) were issued by the FASB in June 2001 and became effective for us on July 1, 2001 and January 1, 2002, respectively. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Additionally, FAS 141 requires companies to disaggregate and report separately from goodwill certain intangible assets. FAS 142 establishes new guidelines for accounting for goodwill and other intangible assets. Under FAS 142, goodwill and certain other intangible assets are not amortized, but rather are reviewed annually for impairment. Depending on how the accounting and disclosure literature is applied, oil and gas mineral rights held under lease and other contractual arrangements representing the right to extract oil and natural gas reserves for both undeveloped and developed leaseholds may be classified separately from oil and gas properties, as intangible assets on our balance sheets. In addition, the notes to our financial statements would include the disclosures required by FAS 141 and 142 regarding intangibles. To date, we, like many other oil and gas companies, have included oil and gas extraction rights as part of the oil and gas properties, even after FAS 141 and 142 became effective.

Our results of operations and cash flows would not be affected, since these oil and gas mineral extraction rights would continue to be amortized in accordance with full cost accounting rules.

At December 31, 2002 and 2003, we had undeveloped leaseholds of approximately $13.2 million and $14.8 million, respectively, that would be classifed on our balance sheets as "intangible undeveloped leasehold" and developed leaseholds of an estimated $18.1 million and $24.6 million, respectively, that would be classified as "intangible developed leasehold" if the interpretations were applied. This classification would require us to make the disclosures set forth under FAS 142 related to these interests.

We intend to continue to classify our oil and gas mineral extraction rights as tangible oil and gas properties until further guidance is provided.

RESULTS OF OPERATIONS

2003 versus 2002

Provided below is a comparison of selected operating and financial data for the year of 2002 versus the year of 2003:

	2002	2003	PERCENT CHANGE
Total Revenue	$ 187,636,000	**$ 302,584,000**	61%
Income Before Change in Accounting Principle	$ 18,244,000	**$ 48,864,000**	168%
Net Income	$ 18,244,000	**$ 50,189,000**	175%
Oil and Natural Gas:			
Revenue	$ 67,959,000	**$ 116,609,000**	72%
Average natural gas price (Mcf)	$ 2.87	**$ 4.87**	70%
Average oil price (Bbl)	$ 21.54	**$ 26.94**	25%
Natural gas production (Mcf)	18,968,000	**20,648,000**	9%
Oil production (Bbl)	473,000	**516,000**	9%
Depreciation, depletion and amortization rate (Mcfe)	$ 1.04	**$ 1.14**	10%
Depreciation, depletion and amortization ($346,000 write off of interest in Shenandoah in 2002)	$ 23,338,000	**$ 27,343,000**	17%
Drilling:			
Revenue	$ 118,173,000	**$ 183,146,000**	55%
Percentage of revenue from daywork contracts	91%	**98%**	
Average number of rigs in use	39.1	**62.9**	61%
Average dayrate on daywork contracts	$ 7,716	**$ 7,808**	1%
Depreciation	$ 14,684,000	**$ 23,644,000**	61%
General and Administrative Expense	$ 8,712,000	**$ 9,222,000**	6%
Interest Expense	$ 973,000	**$ 693,000**	-29%
Average Interest Rate	3.0%	**2.2%**	-27%
Average Long-Term Debt Outstanding	$ 24,771,000	**$ 20,722,000**	-16%

Oil and natural gas revenues and net income were all positively affected by the higher prices we received for both our oil and natural gas during 2003 as compared to 2002. Production for both oil and natural gas was also up between the comparative years. Total operating cost increased primarily from higher gross production taxes resulting from higher revenues. Total depreciation, depletion and amortization ("DD&A") on our oil and natural gas properties increased due to higher production volumes and an increase in the DD&A rate in 2003, which resulted from higher development drilling cost per equivalent Mcf.

Operator demand for our rigs increased gradually throughout 2003 as natural gas prices increased in 2003 versus 2002 and resulted in higher rig use and dayrates for our rigs. Higher dayrates were offset by higher rig expense as we experienced a 121% increase in ad valorem taxes on our rigs and a 175% increase in worker's compensation expense. We expect both of these expenses, along with increased demand for quality labor within the industry, to keep upward pressure on rig costs throughout 2004. Approximately 2% of our total drilling revenues in 2003 came from footage and turnkey contracts, which had profit margins lower than our daywork contracts. Nine percent of our total drilling revenues came from footage and turnkey contracts in 2002. Contract drilling depreciation increased due to the acquisition of 20 rigs in August of 2002 and additional rig use.

General and administrative expense was higher in 2003 due to an increase in general liability insurance, director and officer insurance and increased corporate administrative cost. Our total interest expense is lower due to lower interest rates and a substantial reduction in our average long-term debt. Income tax expense increased 202% primarily due to a 180% increase in income before income taxes. Our effective tax rate for 2002 was 34.4% versus 37.2% in 2003. The impact of higher statutory depletion and other permanent differences reduced by the impact of state income taxes was the cause for the lower effective tax rate in 2002.

Net income includes $1.3 million of income due to an accumulated change in accounting principle for the implementation of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets. We own oil and natural gas properties which require expenditures to plug and abandon the wells when the oil and natural gas reserves in the wells are depleted. These expenditures under FAS 143 are recorded in the period in which the liability is incurred (at the time the wells are drilled or acquired). The financial statements for the year ended December 31, 2002 have not been restated and the cumulative effect of the change of $1.3 million net of tax ($0.03 per share) is shown as a one-time addition to income in 2003.

2002 versus 2001

Provided below is a comparison of selected operating and financial data for the year of 2002 versus the year of 2001:

	2001	2002	PERCENT CHANGE
Total Revenue	$ 259,179,000	$ 187,636,000	-28%
Net Income	$ 62,766,000	$ 18,244,000	-71%
Oil and Natural Gas:			
Revenue	$ 90,237,000	$ 67,959,000	-25%
Average natural gas price (Mcf)	$ 4.00	$ 2.87	-28%
Average oil price (Bbl)	$ 23.62	$ 21.54	-9%
Natural gas production (Mcf)	18,864,000	18,968,000	1%
Oil production (Bbl)	492,000	473,000	-4%
Depreciation, depletion and amortization rate (Mcfe)	$ 0.91	$ 1.04	14%
Depreciation, depletion and amortization (includes $2,083,000 and $346,000 write off of interest in Shenandoah in 2001 and 2002, respectively)	$ 22,116,000	$ 23,338,000	6%
Drilling:			
Revenue	$ 167,042,000	$ 118,173,000	-29%
Percentage of revenue from daywork contracts	99%	91%	
Average number of rigs in use	46.3	39.1	-16%
Average dayrate on daywork contracts	$ 10,044	$ 7,716	-23%
Depreciation	$ 13,888,000	$ 14,684,000	6%
General and Administrative Expense	$ 8,476,000	$ 8,712,000	3%
Interest Expense	$ 2,818,000	$ 973,000	-65%
Average Interest Rate	5.7%	3.0%	-47%
Average Long-Term Debt Outstanding	$ 44,995,000	$ 24,771,000	-45%

Oil and natural gas revenues and net income were all negatively affected by lower prices received for both oil and natural gas during 2002 compared to 2001. Production in equivalent Mcf was almost the same in 2002 as in 2001. Total operating cost decreased due to lower gross production taxes resulting from lower revenues. Total DD&A on our oil and natural gas properties increased due to the increase in the DD&A rate in 2002, which resulted from higher development drilling cost per equivalent Mcf. The increase would have been larger, but included in 2001 DD&A was the write down of our investment in Shenandoah Resources LTD. In 2001 Shenandoah started experiencing financial difficulties and its stock price declined, so we took a write down in our investment of $2.1 million to reduce the carrying value to the market value of Shenandoah's stock. In August 2002, the assets of Shenandoah were liquidated for the benefit of the secured creditor and, as a result, our remaining investment of $346,000 in Shenandoah was written off.

Reduced natural gas prices, especially in the fourth quarter of 2001 and the first quarter of 2002, caused decreases in operator demand for contract drilling rigs within our working area and resulted in lower rig use and dayrates for our rigs. Total drilling operating costs were relatively unchanged between the two years. Approximately 9% of our total drilling revenues in 2002 came from footage and turnkey contracts, which had profit margins lower than our daywork contracts. One percent of our total drilling revenues came from footage and turnkey contracts in 2001. Contract drilling depreciation increased due to the acquisition of 20 rigs in August of 2002. The increase was partially offset by lower rig use.

General and administrative expense was higher in 2002 due to increases in labor cost, insurance expense and outside contract services. In the second quarter of 2001, we recorded $1.3 million in additional employee benefit expenses for the present value of a separation agreement made in connection with the retirement of King Kirchner from his position as Chief Executive Officer. The liability associated with this expense plus accrued interest will be paid in $25,000 monthly payments starting in July 2003 and continuing through June 2009. Our total interest expense is lower due to lower interest rates along with a substantial reduction in our long-term debt. Income tax expense decreased 73% primarily due to a 72% decrease in income before income taxes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations are exposed to market risks primarily as a result of changes in commodity prices and interest rates.

Commodity Price Risk Our major market risk exposure is in the price we receive for our oil and natural gas production. The price we receive is primarily driven by the prevailing worldwide price for crude oil and market prices applicable to our natural gas production. Historically, prices we received for our oil and natural gas production fluctuated and such fluctuation is expected to continue. The price of natural gas also effects the demand for our rigs and the amount we can charge for the use of the rigs. Based on our 2003 production, a $.10 per Mcf change in what we are paid for our natural gas production would result in a corresponding $160,300 per month ($1,923,600 annualized) change in our pre-tax cash flow. A $1.00 per barrel change in our oil price would have a $40,000 per month ($480,000 annualized) change in our pre-tax operating cash flow.

In an effort to try and reduce the impact of price fluctuations, over the past several years we periodically have used hedging strategies to hedge the price we will receive for a portion of our future oil and natural gas production. A detailed explanation of those transactions has been included under hedging in the financial condition portion of management's discussion and analysis of financial condition and results of operations included above.

Interest Rate Risk Our interest rate exposure relates to our long-term debt, all of which bears interest at variable rates based on the JPMorgan Chase Prime Rate or the Eurodollar Rate. At our election, borrowings under our revolving credit facility may be fixed at the Eurodollar for periods up to 180 days. Historically, we have not utilized any financial instruments, such as interest rate swaps, to manage our exposure to increases in interest rates. However, we may use financial instruments in the future should our assessment of future interest rates warrant their use. Based on our average outstanding long-term debt in 2003, a 1% change in the floating rate would change our annual pre-tax cash flow by approximately $207,000.

Consolidated Balance Sheets for Unit Corporation and Subsidiaries

As of December 31,	2002	2003
(In thousands)		
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 497	**$ 598**
Accounts receivable (less allowance for doubtful accounts of $1,203 and $1,223)	33,912	**58,807**
Materials and supplies	8,794	**8,023**
Income tax receivable	3,602	**112**
Prepaid expenses and other	4,594	**5,202**
Total current assets	51,399	**72,742**
Property and Equipment:		
Drilling equipment	369,777	**424,321**
Oil and natural gas properties, on the full cost method:		
Proved properties	449,226	**528,110**
Undeveloped leasehold not being amortized	16,024	**17,486**
Transportation equipment	6,856	**9,828**
Other	9,906	**14,535**
	851,789	**994,280**
Less accumulated depreciation, depletion, amortization and impairment	341,031	**385,219**
Net property and equipment	510,758	**609,061**
Goodwill	12,794	**23,722**
Other Assets	3,212	**7,400**
Total Assets	$ 578,163	**$ 712,925**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt and other liabilities (Note 4)	$ 1,465	**$ 1,015**
Accounts payable	21,119	**32,871**
Accrued liabilities	11,921	**15,921**
Contract advances	27	**2,004**
Total current liabilities	34,532	**51,811**
Long-Term Debt (Note 4)	30,500	**400**
Other Long-Term Liabilities (Note 4)	5,439	**17,893**
Deferred Income Taxes (Note 5)	86,320	**127,053**
Commitments and Contingencies (Note 9)		
Shareholders' Equity:		
Preferred stock, $1.00 par value, 5,000,000 shares authorized, none issued	—	**—**
Common stock, $.20 par value, 75,000,000 shares authorized, 43,339,400 and 45,592,012 shares issued, respectively	8,668	**9,117**
Capital in excess of par value	264,180	**307,938**
Retained earnings	148,524	**198,713**
Total shareholders' equity	421,372	**515,768**
Total Liabilities and Shareholders' Equity	$ 578,163	**$ 712,925**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income for Unit Corporation and Subsidiaries

Year Ended December 31, (In thousands except per share amounts)	2001	2002	**2003**
REVENUES:			
Contract drilling	$ 167,042	$ 118,173	**$ 183,146**
Oil and natural gas	90,237	67,959	**116,609**
Other	1,900	1,504	**2,829**
Total revenues	259,179	187,636	**302,584**
EXPENSES:			
Contract drilling:			
Operating costs	91,006	91,338	**138,762**
Depreciation	13,888	14,684	**23,644**
Oil and natural gas:			
Operating costs	22,196	20,795	**25,169**
Depreciation, depletion, amortization and impairment	22,116	23,338	**27,343**
General and administrative	8,476	8,712	**9,222**
Interest	2,818	973	**693**
Total expenses	160,500	159,840	**224,833**
Income Before Income Taxes and Change in Accounting Principle	98,679	27,796	**77,751**
Income Tax Expense:			
Current	5,609	(3,469)	**—**
Deferred	30,304	13,021	**28,887**
Total income taxes	35,913	9,552	**28,887**
Income Before Change in Accounting Principle	62,766	18,244	**48,864**
Cumulative Effect of Change in Accounting Principle (Net of Income Tax of $811)	—	—	**1,325**
Net Income	$ 62,766	$ 18,244	**$ 50,189**
Basic Earnings Per Common Share:			
Income before change in accounting principle	$ 1.75	$ 0.47	**$ 1.12**
Cumulative effect of change in accounting principle net of income tax	—	—	**0.03**
Net income	$ 1.75	$ 0.47	**$ 1.15**
Diluted Earnings Per Common Share:			
Income before change in accounting principle	$ 1.73	$ 0.47	**$ 1.12**
Cumulative effect of change in accounting principle net of income tax	—	—	**0.03**
Net income	$ 1.73	$ 0.47	**$ 1.15**
Pro Forma Amounts Assuming Retroactive Application of Change in Accounting Principle:			
Net income	$ 62,662	$ 18,115	
Basic earnings per share	$ 1.74	$ 0.47	
Diluted earnings per share	$ 1.73	$ 0.46	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity for Unit Corporation and Subsidiaries

Year Ended December 31, 2001, 2002 and 2003 (in thousands except share amounts)	COMMON STOCK	CAPITAL IN EXCESS OF PAR VALUE	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TREASURY STOCK	TOTAL
BALANCES, JANUARY 1, 2001	$ 7,154	$ 139,872	$ 67,514	$ —	$ —	$ 214,540
Net income	—	—	62,766	—	—	62,766
Activity in employee compensation plans (237,923 shares)	47	2,105	—	—	—	2,152
Purchase of treasury shares (30,000 shares)	—	—	—	—	(296)	(296)
Other comprehensive income (net of tax of $771 and $771):						
Change in value of cash flow derivative instruments used as cash flow hedges	—	—	—	1,258	—	1,258
Adjustment reclassification- derivative settlements	—	—	—	(1,258)	—	(1,258)
BALANCES, DECEMBER 31, 2001	7,201	141,977	130,280	—	(296)	279,162
Net income	—	—	18,244	—	—	18,244
Activity in employee compensation plans (113,133 shares)	23	1,156	—	—	296	1,475
Issuance of stock for acquisition (7,220,000 shares)	1,444	121,047	—	—	—	122,491
Other comprehensive income (net of tax of $15 and $15):						
Change in value of cash flow derivative instruments used as cash flow hedges	—	—	—	25	—	25
Adjustment reclassification- derivative settlements	—	—	—	(25)	—	(25)
BALANCES, DECEMBER 31, 2002	8,668	264,180	148,524	—	—	421,372
Net income	—	—	**50,189**	—	—	**50,189**
Activity in employee compensation plans (252,612 shares)	**49**	**2,018**	—	—	—	**2,067**
Issuance of 2,000,000 shares of common stock	**400**	**41,740**	—	—	—	**42,140**
Other comprehensive income (net of tax of $3 and $3):						
Change in value of cash flow derivative instruments used as cash flow hedges	—	—	—	**(4)**	—	**(4)**
Adjustment reclassification - derivative settlements	—	—	—	**4**	—	**4**
BALANCES, DECEMBER 31, 2003	**$ 9,117**	**$ 307,938**	**$ 198,713**	**$ —**	**$ —**	**$ 515,768**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows for Unit Corporation and Subsidiaries

Year Ended December 31, (In thousands)	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 62,766	$ 18,244	**$ 50,189**
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation, depletion, amortization, and impairment	36,642	38,657	**51,783**
Equity in net earnings of unconsolidated investments	(1,148)	(745)	**(1,516)**
Loss (gain) on disposition of assets	(56)	(69)	**51**
Employee stock compensation plans	2,873	1,165	**1,415**
Bad debt expense	—	603	**645**
Plugging liability - cumulative effect - net of accretion	—	—	**(1,624)**
Deferred tax expense	30,304	13,021	**28,887**
Changes in operating assets and liabilities increasing (decreasing) cash:			
Accounts receivable	6,334	(43)	**(25,540)**
Materials and supplies	(1,556)	(3,436)	**771**
Prepaid expenses and other	(3,533)	2,365	**4,240**
Accounts payable	(155)	1,784	**6,148**
Accrued liabilities	929	(350)	**4,286**
Contract advances	61	(213)	**1,977**
Other liabilities	(440)	(436)	**—**
Net cash provided by operating activities	133,021	70,547	**121,712**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures (including producing property and contract drilling acquisitions)	(108,339)	(75,225)	**(131,162)**
Proceeds from disposition of property and equipment	2,631	1,949	**1,625**
(Acquisition) disposition of other assets	17	540	**(2,562)**
Net cash used in investing activities	(105,691)	(72,736)	**(132,099)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under line of credit	57,200	36,700	**65,200**
Payments under line of credit	(79,200)	(36,200)	**(95,300)**
Net payments on notes payable and other long-term debt	(1,000)	(1,161)	**(1,105)**
Proceeds from exercise of stock options	609	413	**452**
Proceeds from sale of common stock	—	—	**42,140**
Book overdrafts (Note 1)	(4,978)	2,543	**(899)**
Acquisition of treasury stock	(296)	—	**—**
Net cash provided by (used in) financing activities	(27,665)	2,295	**10,488**
Net Increase (Decrease) in Cash and Cash Equivalents	(335)	106	**101**
Cash and Cash Equivalents, Beginning of Year	726	391	**497**
Cash and Cash Equivalents, End of Year	$ 391	$ 497	**$ 598**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the year for:			
Interest	$ 2,807	$ 1,053	**$ 660**
Income taxes	$ 7,779	$ (4,585)	**$ (3,495)**

See Note 2 for non-cash investing activities.

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Unit Corporation and its directly and indirectly wholly owned subsidiaries ("Unit"). The investment in limited partnerships is accounted for on the proportionate consolidation method, whereby Unit's share of the partnerships' assets, liabilities, revenues and expenses is included in the appropriate classification in the accompanying consolidated financial statements.

Nature of Business Unit is engaged in the land contract drilling of natural gas and oil wells and the exploration, development, acquisition and production of oil and natural gas properties. Unit's current contract drilling operations are focused primarily in the natural gas producing provinces of the Oklahoma and Texas areas of the Anadarko and Arkoma Basins, the Texas Gulf Coast and the Rocky Mountain regions. Unit's primary exploration and production operations are also conducted in the Anadarko and Arkoma Basins and in the Texas Gulf Coast area with additional properties in the Permian Basin. The majority of its contract drilling and exploration and production activities are oriented toward drilling for and producing natural gas. At December 31, 2003, Unit had an interest in a total of 3,393 wells and served as operator of 753 of those wells. Unit provides land contract drilling services for a wide range of customers using the drilling rigs, which it owns and operates. In 2003, 84 of Unit's 88 rigs performed contract drilling services.

Drilling Contracts Unit recognizes revenues and expenses generated from "daywork" drilling contracts as the services are performed, since the Company does not bear the risk of completion of the well. Under "footage" and "turnkey" contracts, Unit bears the risk of completion of the well therefore, revenues and expenses are recognized when the well is substantially completed. Under this method, substantial completion is determined when the well bore reaches the negotiated depth as stated in the contract. The duration of all three types of contracts range typically from 20 to 90 days, but some of our daywork contracts in the Rocky Mountains can range up to one year. The entire amount of a loss, if any, is recorded when the loss is determinable. The costs of uncompleted drilling contracts include expenses incurred to date on "footage" or "turnkey" contracts, which are still in process at the end of the period, and are included in other current assets.

Cash Equivalents and Book Overdrafts Unit includes as cash equivalents, certificates of deposits and all investments with maturities at date of purchase of three months or less which are readily convertible into known amounts of cash. Book overdrafts are checks that have been issued prior to the end of the period, but not presented to Unit's bank for payment prior to the end of the period. At December 31, 2002 and 2003, book overdrafts of $3.6 million and $2.7 million have been included in accounts payable.

Property and Equipment Drilling equipment, transportation equipment and other property and equipment are carried at cost. Renewals and improvements are capitalized while repairs and maintenance are expensed. Depreciation of drilling equipment is recorded using the units-of-production method based on estimated useful lives, including a minimum provision of 20% of the active rate when the equipment is idle. Unit uses the composite method of depreciation for drill pipe and collars and calculates the depreciation by footage actually drilled compared to total estimated remaining footage. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 15 years.

Realization of the carrying value of property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset including disposal value if any, is less than the carrying amount of the asset. If any asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including prices for similar assets. Changes in such estimates could cause Unit to reduce the carrying value of property and equipment.

When property and equipment components are disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is generally reflected in operations. For dispositions of drill pipe and drill collars, an average cost for the appropriate feet of drill pipe and drill collars is removed from the asset account and charged to accumulated depreciation and proceeds, if any, are credited to accumulated depreciation.

Goodwill Goodwill represents the excess of the cost of the acquisition of Hickman Drilling Company, CREC Rig Equipment Company, CDC Drilling Company and SerDrilco Incorporated over the fair value of the net assets acquired. Prior to January 1, 2002 goodwill was amortized on the straight-line method using a 25 year life. Unit expensed $243,000 annually for the amortization of goodwill. On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). For goodwill and intangible assets recorded in the financial statements, FAS 142 ends the amortization of goodwill and certain intangible assets and subsequently requires, at least annually, that an impairment test be performed on such assets to determine whether the fair value has decreased. FAS 142 became effective for the fiscal years starting after December 15, 2001 (January 1, 2002 for Unit). Goodwill is all related to the drilling segment. The 2002 increase in the carrying amount of goodwill of $7,706,000 came from the goodwill acquired in the acquisition of CREC Rig Equipment Company and CDC Drilling Company and the 2003 increase in the carrying amount of goodwill of $10,928,000 came from the goodwill acquired in the acquisition of SerDrilco Incorporated. Both acquisitions are more fully discussed in Note 2. Goodwill of $7,009,000 is expected to be deductible for tax purposes. The following table shows the adjusted net income and earnings per share resulting from the removal of the amortization expense (net of income tax) recognized in the prior periods:

	2001	2002	**2003**
(In thousands except per share amounts)			
Adjusted Net Income:			
Reported net income	$ 62,766	$ 18,244	**$ 50,189**
Add back: goodwill amortized - net of income tax	88	—	—
Adjusted net income	$ 62,854	$ 18,244	**$ 50,189**
Basic Earnings per Share:			
Reported net income	$ 1.75	$ 0.47	**$ 1.15**
Add back: goodwill amortized - net of income tax	—	—	—
Adjusted net income	$ 1.75	$ 0.47	**$ 1.15**
Diluted Earnings per Share:			
Reported net income	$ 1.73	$ 0.47	**$ 1.15**
Add back: goodwill amortized - net of income tax	—	—	—
Adjusted net income	$ 1.73	$ 0.47	**$ 1.15**

Oil and Natural Gas Operations Unit accounts for its oil and natural gas exploration and development activities on the full cost method of accounting prescribed by the Securities and Exchange Commission ("SEC"). Accordingly, all productive and non-productive costs incurred in connection with the acquisition, exploration and development of oil and natural gas reserves are capitalized and amortized on a composite units-of-production method based on proved oil and natural gas reserves. Unit capitalizes internal costs that can be directly identified with its acquisition, exploration and development activities. Independent petroleum engineers annually review Unit's determination of its oil and natural gas reserves. The average composite rates used for depreciation, depletion and amortization ("DD&A") were $0.91, $1.04 and $1.14 per Mcfe in 2001, 2002 and 2003, respectively. The calculation of DD&A includes estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs, net of estimated salvage values. Unit's unproved properties totaling $17.5 million are excluded from the DD&A calculation. In the event the unamortized cost of oil and natural gas properties being amortized exceeds the full cost ceiling, as defined by the SEC, the excess is charged to expense in the period during which such excess occurs. The full cost ceiling is based principally on the estimated future discounted net cash flows from Unit's oil and natural gas properties. As discussed in Note 13, such estimates are imprecise.

No gains or losses are recognized on the sale, conveyance or other disposition of oil and natural gas properties unless a significant reserve amount is involved.

Unit's contract drilling subsidiary provides drilling services for its exploration and production subsidiary. The contracts for these services are issued under the same conditions and rates as the contracts entered into with unrelated third parties. During 2003, the contract drilling subsidiary drilled 43 wells for our exploration and production subsidiary. As required by the Securities and Exchange Commission, the profit received by our contract drilling segment of $2,259,000, $841,000 and $1,883,000 during 2001, 2002 and 2003, respectively, was used to reduce the carrying value of our oil and natural gas properties rather than being included in our profits in current operations.

Limited Partnerships Unit's wholly owned subsidiary, Unit Petroleum Company, is a general partner in 10 oil and natural gas limited partnerships sold privately and publicly. Some of Unit's officers, directors and employees own the interests in most of these partnerships. Unit shares partnership revenues and costs in accordance with formulas prescribed in each limited partnership agreement. The partnerships also reimburse Unit for certain administrative costs incurred on behalf of the partnerships.

Income Taxes Measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established where necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during that year in deferred tax assets and liabilities.

Natural Gas Balancing Unit uses the sales method for recording natural gas sales. This method allows for recognition of revenue, which may be more or less than our share of pro-rata production from certain wells. Unit estimates its December 31, 2003 balancing position to be approximately 1.8 Bcf on under-produced properties and approximately 2.3 Bcf on over-produced properties. Unit has recorded a receivable of $562,000 on certain wells where we estimated that insufficient reserves are available for Unit to recover the under-production from future production volumes. Unit has also recorded a liability of $1,191,000 on certain properties where we believe there is insufficient reserves available to allow the under-produced owners to recover their under-production from future production volumes. Unit's policy is to expense the pro-rata share of lease operating costs from all wells as incurred. Such expenses relating to the balancing position on wells in which Unit has imbalances are not material.

Investments Unit owns a 40% equity interest in Superior Pipeline Company LLC, a natural gas gathering and processing company. The investment, including Unit's share of the equity in the earnings of this company, totaled $3.0 million at December 31, 2003 and is reported in other assets.

Unit also owns a 16.7% interest carried at cost in Eagle Energy Partnership I, L.P. ("Eagle") for $2.5 million. Eagle is engaged in the purchase and sale of natural gas electricity (or similar electricity based products), future commodities, and the performance of scheduling and nomination services for both energy related commodities and similar energy management functions.

Employee and Director Stock Based Compensation Unit's stock-based compensation plans, which are explained more fully in Note 6, are accounted for under the recognition and measurement principles of APB Opinion 25 "Accounting for Stock Issued to Employees," and related interpretations. Under this standard, no compensation expense is recognized for grants of options, which include an exercise price equal to or greater than the market price of the stock on the date of grant. Accordingly, based on Unit's grants in 2001, 2002 and 2003 no compensation expense has been recognized. Compensation expense included in reported net income is Unit's matching 401(k) contribution which was made in Unit common stock. The following table illustrates the effect on net income and earnings per share if Unit had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	2001	2002	**2003**
(In thousands)			
Net Income, as Reported	$ 62,766	$ 18,244	**$ 50,189**
Add Stock Based Employee Compensation Expense Included in Reported Net Income - Net of Tax	671	669	**858**
Less Total Stock Based Employee Compensation Expense Determined Under Fair Value Based Method For All Awards	(1,615)	(1,488)	**(2,114)**
Pro Forma Net Income	$ 61,822	$ 17,425	**$ 48,933**
Basic Earnings per Share:			
As reported	$ 1.75	$ 0.47	**$ 1.15**
Pro forma	$ 1.72	$ 0.45	**$ 1.12**
Diluted Earnings per Share:			
As reported	$ 1.73	$ 0.47	**$ 1.15**
Pro forma	$ 1.71	$ 0.45	**$ 1.12**

The fair value of each option granted is estimated using the Black-Scholes model. Unit's estimate of stock volatility in 2001, 2002 and 2003 was 0.55, 0.53 and 0.52, respectively, based on previous stock performance. Dividend yield was estimated to remain at zero with a risk free interest rate of 5.41% in 2001 and 4.24% in 2002 and 2003. Expected life ranged from 1 to 10 years based on prior experience depending on the vesting periods involved and the make up of participating employees. The aggregate fair value of options granted during 2002 and 2003 under the Stock Option Plan were $1,669,000 and $1,617,000, respectively. No options were issued under the Stock Option Plan in 2001. Under the Non-Employee Directors' Stock Option Plan the aggregate fair value of options granted during 2001 was $201,000 and $262,000 in 2002 and 2003.

Self Insurance Unit utilizes self insurance programs for employee group health and worker's compensation. Self insurance costs are accrued based upon the aggregate of estimated liabilities for reported claims and claims incurred but not yet reported. Accrued liabilities include $3,632,000 and $7,990,000 for employer group health insurance and workers' compensation at December 31, 2002 and 2003, respectively. Unit's exposure (i.e. deductible or retention) per occurrence ranged from $200,000 for general liability to $1 million for rig physical damage. Unit has purchased stop-loss coverage in order to limit, to the extent feasible, its per occurrence and aggregate exposure to certain claims. Following the acquisition of SerDrilco, Unit continued to use SerDrilco's ERISA governed occupational injury benefit plan to cover the SerDrilco employees in lieu of covering them under an insured Texas workers' compensation plan.

Treasury Stock On August 30, 2001, Unit's Board of Directors authorized the purchase of up to one million shares of Unit's common stock. The timing of stock purchases are made at the discretion of management. During 2001, 30,000 shares were repurchased for $296,000. These shares were used for a portion of the company match to the 401(k) Employee Thrift Plan. No treasury stock was owned by Unit at December 31, 2002 and 2003.

Financial Instruments and Concentrations of Credit Risk Financial instruments, which potentially subject Unit to concentrations of credit risk, consist primarily of trade receivables with a variety of national and international oil and natural gas companies. Unit does not generally require collateral related to receivables. Such credit risk is considered by management to be limited due to the large number of customers comprising Unit's customer base. During 2003, Chesapeake Operating, Inc. was our largest drilling customer and provided 15% of our total contract drilling revenues. Purchases by Cinergy Marketing & Trading LP accounted for approximately 17% of Unit's oil and natural gas revenues in 2003 while purchases by Centerpoint Energy Gas accounted for approximately 16% of Unit's oil and natural gas revenues. Unit owns a 16.7% interest in Eagle Energy Partners I LP, whose purchases accounted for 6% of Unit's oil and natural gas revenues in 2003. In addition, at December 31, 2002 and 2003, Unit had a concentration of cash of $3.0 million and $3.5 million, respectively, with one bank.

Hedging Activities On January 1, 2001, Unit adopted Statement of Financial Accounting Standard No. 133 (subsequently amended by Financial Accounting Standard No.'s 137 and 138), "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). This statement requires all derivatives to be recognized on the balance sheet and measured at fair value. If a derivative is designated as a cash flow hedge, Unit is required to measure the effectiveness of the hedge, or the degree that the gain (loss) for the hedging instrument offsets the loss (gain) on the hedged item, at each reporting period. The effective portion of the gain (loss) on the derivative instrument is recognized in other comprehensive income as a component of equity and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of a derivative's change in fair value is required to be recognized in earnings immediately. Derivatives that do not qualify for hedge treatment under FAS 133 must be recorded at fair value with gains (losses) recognized in earnings in the period of change.

Unit periodically enters into derivative commodity instruments to hedge its exposure to price fluctuations on oil and natural gas production. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange (NYMEX) and over-the-counter swaps and basic hedges with major energy derivative product specialists. Initial adoption of this standard was not material.

Unit entered into a collar contract for approximately 25% of its daily production for January and February of 2001. The collar had a floor of $26.00 and a ceiling of $33.00 and Unit received $0.86 per barrel for entering into the collar transaction. During the first quarter of 2001, the net effect of this hedging transaction yielded an increase in oil revenues of $17,200.

During the second quarter of 2001, Unit entered into a natural gas collar contract for approximately 36% of its June and July 2001 natural gas production, at a floor price of $4.50 and a ceiling price of $5.95. During the third quarter of 2001, Unit entered into two natural gas collar contracts for approximately 38% of its September through November 2001 natural gas production. Both contracts had a floor price of $2.50. One contract had a ceiling price of $3.68 and the other contract had a ceiling price of $4.25. During 2001 natural gas collar contracts added $2,030,000 to Unit's natural gas revenues.

On April 30, 2002, Unit entered into a collar contract covering approximately 19% of its natural gas production for the periods of April 1, 2002 through October 31, 2002. The collar had a floor of $3.00 and a ceiling of $3.98. During the year of 2002, the natural gas hedging transactions increased natural gas revenues by $40,300. At December 31, 2002, Unit was not holding any natural gas or oil derivative contracts.

During the first quarter of 2003, Unit entered into two collar contracts covering approximately 40% of its natural gas production for the periods of April 1, 2003 through September 30, 2003. One collar had a floor of $4.00 and a ceiling of $5.75 and the other collar had a floor of $4.50 and a ceiling of $6.02. Unit also entered into two collar contracts covering approximately 25% of its oil production for the periods of May 1, 2003 through December 31, 2003. One collar had a floor of $25.00 and a ceiling of $32.20 and the other collar had a floor of $26.00 and a ceiling of $31.40. During the year 2003, the collar contracts decreased natural gas revenues by $6,000 and oil revenues by $5,000. We did not have any hedging transactions outstanding at December 31, 2003.

Accounting Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of Financial Accounting Pronouncements On January 1, 2003 the company adopted Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets. The company owns oil and natural gas properties which require expenditures to plug and abandon the wells when the oil and natural gas reserves in the wells are depleted. These expenditures under FAS 143 are recorded in the period in which the liability is incurred (at the time the wells are drilled or acquired). The company does not have any assets restricted for the purpose of settling the plugging liabilities.

The following table shows the activity for the year ending December 31, 2003 relating to the company's retirement obligation for plugging liability:

(In thousands)	SHORT-TERM PLUGGING LIABILITY	LONG-TERM PLUGGING LIABILITY
Plugging Liability 1/1/03	$ 203	$ 10,632
Accretion of Discount	8	505
Liability Incurred in the Period	—	719
Liability Settled in the Period	(65)	(120)
Liability Sold	(36)	(10)
Reclassification of Liability From Long- to Short-Term	193	(193)
Revision of Estimate	—	158
Plugging Liability 12/31/03	$ 303	$ 11,691

The effect of this change increased net property, plant and equipment by $13.0 million and liabilities, including deferred tax liabilities, by $11.7 million at January 1, 2003 and decreased net income for the year ended December 31, 2003 by $148,000 ($0.00 per share). The financial statements for the year ended December 31, 2002 have not been restated and the cumulative effect of the change of $1.3 million net of tax ($0.03 per share) is shown as a one-time addition to income in the first quarter of 2003.

The following table shows the adjusted net income and earnings per share resulting from the accretion of the discount and change in the depreciation, depletion and amortization (both net of income tax) as if the plugging liability had been recognized in the prior year ended periods:

	2000	2001	2002
(In thousands except per share amounts)			
Adjusted Net Income:			
Reported net income	$ 34,344	$ 62,766	$ 18,244
Add back: Decrease in depreciation, depletion and amortization - net of income tax	80	156	167
Deduct: Accretion of discount - net of income tax	(231)	(260)	(296)
Adjusted net income	$ 34,193	$ 62,662	$ 18,115
Basic Earnings per Share:			
Reported net income	$ 0.96	$ 1.75	$ 0.47
Net adjustment to income from change in accounting principle	—	(0.01)	—
Adjusted basic earnings per share	$ 0.96	$ 1.74	$ 0.47
Diluted Earnings per Share:			
Reported net income	$ 0.95	$ 1.73	$ 0.47
Net adjustment to income from change in accounting principle	—	—	(0.01)
Adjusted diluted earnings per share	$ 0.95	$ 1.73	$ 0.46

If FAS 143 had been applied at January 1, 2000 and December 31, 2000, 2001 and 2002, the plugging liability would have been $8.0 million, $8.7 million, $9.7 million and $10.8 million, respectively, assuming the liability was measured using the information, assumptions and interest rates used as of the adoption date of January 1, 2003.

On January 17, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46, as amended, was effective for Unit in the fourth quarter of 2003 as it applies to entities created after February 1, 2003. The adoption of FIN 46 with respect to these entities, did not have an impact on Unit's financial position or results of operations. For entities created prior to February 1, 2003, which are not special purpose entities, as defined in FIN 46, Unit will have to adopt FIN 46, as amended, in the quarter ending March 31, 2004. Unit is still evaluating FIN 46 with regard to these types of entities in which it has an ownership interest, primarily oil and gas partnerships and its equity investment in Superior Pipeline. FIN 46 may require full consolidation of these entities which would increase total assets with an offsetting minority interest for the percentage not owned by Unit. There will be no net impact to results of operations from the adoption of FIN 46.

Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and Statement of Financial Accounting Standards, No. 142, "Goodwill and Intangible Assets" (FAS 142) were issued by the FASB in June 2001 and became effective for Unit on July 1, 2001 and January 1, 2002, respectively. FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Additionally, FAS 141 requires companies to disaggregate and report separately from goodwill certain intangible assets. FAS 142 establishes new guidelines for accounting for goodwill and other intangible assets. Under FAS 142, goodwill and certain other intangible assets are not amortized, but rather are reviewed annually for impairment. Depending on how the accounting and disclosure literature is applied, oil and gas mineral rights held under lease and other contractual arrangements representing the right to extract oil and natural gas reserves for both undeveloped and developed leaseholds may be classified separately from oil and gas properties, as intangible assets on our balance sheets. In addition, the notes to Unit's financial statements would include the disclosures required by FAS 141 and 142 regarding intangibles. To date, Unit, like many other oil and gas companies, has included oil and gas extraction rights as part of the oil and gas properties, even after FAS 141 and 142 became effective.

Unit's results of operations and cash flows would not be affected, since these oil and gas mineral extraction rights would continue to be amortized in accordance with full cost accounting rules.

At December 31, 2002 and 2003, Unit had undeveloped leaseholds of approximately $13.2 million and $14.8 million, respectively, that would be classified on its balance sheet as "intangible undeveloped leasehold" and developed leaseholds of an estimated $18.1 million and $24.6 million, respectively, that would be classified as "intangible developed leasehold" if the interpretations were applied. This classification would require Unit to make the disclosures set forth under FAS 142 related to these interests.

Unit intends to continue to classify its oil and gas mineral extraction rights as tangible oil and gas properties until further guidance is provided.

NOTE 2 - ACQUISITIONS

On December 8, 2003, Unit acquired SerDrilco Incorporated and its subsidiary, Service Drilling Southwest LLC, for $35.0 million in cash. The terms of the acquisition include an earn-out provision allowing the sellers to obtain one-half of the cash flow in excess of $10 million for each of the three years following the acquisition. The assets of SerDrilco Incorporated included 12 drilling rigs, spare drilling equipment, a fleet of 12 larger trucks and trailers, various other vehicles and a district office and equipment yard in and near Borger, Texas. The results of operations for the acquired entity are included in the statement of operations for the period beginning December 8, 2003 and continuing through December 31, 2003.

Total consideration given in the acquisition was determined based on the depth capacity of the rigs, the working condition of the rigs and the ability of the rigs to enhance Unit's ability to provide services and equipment required by our customers on a timely basis within the Anadarko Basin of Western Oklahoma and the Texas Panhandle. Unit acquired SerDrilco Incorporated's tax basis in the property acquired, so a deferred tax liability and goodwill of $10.9 million was recognized in the recording of the acquisition. The allocation of the total consideration paid and goodwill recognized for the acquisition is as follows (in thousands):

Allocation of Total Consideration Paid and Goodwill Recognized:	
Drilling rigs including tubulars	$ 31,012
Spare drilling equipment	904
Office, yard & yard equipment	1,200
Trucking fleet	1,486
Other vehicles	398
Total cash consideration	35,000
Goodwill recognized	10,928
Total consideration paid and recognized	$ 45,928

On August 15, 2002, Unit completed the acquisition of CREC Rig Equipment Company and CDC Drilling Company ("Cactus Acquisition"). Both of these acquisitions were stock purchase transactions. Unit issued 6,819,748 shares of common stock and paid $3,813,053 for all the outstanding shares of CREC Rig Equipment Company and issued 400,252 shares of common stock and paid $686,947 for all the outstanding shares of CDC Drilling Company. The assets of the acquired companies included 20 drilling rigs, spare drilling equipment and vehicles. What we paid in both transactions was determined through arms-length negotiations between the parties and only the cash portion of the transaction appears in the investing and financing activities of Unit's Consolidated Statement of Cash Flows. The results of operations for the acquired entities are included in the statement of operations for the period beginning August 15, 2002 and continuing through December 31, 2003.

Total consideration given in both the acquisitions was determined based on the equipment purchased, depth capacity of the rigs, the working condition of the rigs and the ability of the rigs to enhance Unit's ability to provide services and equipment required by our customers on a timely basis within the Anadarko and Gulf Coast areas where the rigs are located. The calculation and allocation of the total consideration paid for the acquisition are as follows (in thousands):

Calculation of Consideration Paid:		
Unit Corporation common stock		
(7,220,000 shares at $16.96556 per share)	$	122,491
Cash		4,500
Total consideration	$	126,991
Allocation of Total Consideration Paid:		
Drilling rigs	$	112,994
Spare drilling equipment		3,500
Vehicles		636
Deferred tax asset		2,155
Goodwill		7,706
Total consideration	$	126,991

Unaudited summary pro forma results of operations for Unit, reflecting the Cactus Acquisition as if it had occurred at the beginning of the year ended December 31, 2001 are as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2002
(In thousands except per share amounts)		
Revenues	$ 311,104	$ 215,805
Net Income	$ 70,457	$ 15,320
Net Income per Common Share (Diluted)	$ 1.62	$ 0.34

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods nor of the results which may occur in the future.

NOTE 3 - EARNINGS PER SHARE

The following data shows the amounts used in computing earnings per share.

(In thousands except per share amounts)	INCOME (NUMERATOR)	WEIGHTED SHARES (DENOMINATOR)	PER-SHARE AMOUNT
For the Year Ended December 31, 2001:			
Basic earnings per common share	$ 62,766	35,967	$ 1.75
Effect of dilutive stock options		291	
Diluted earnings per common share	$ 62,766	36,258	$ 1.73
For the Year Ended December 31, 2002:			
Basic earnings per common share	$ 18,244	38,844	$ 0.47
Effect of dilutive stock options		268	
Diluted earnings per common share	$ 18,244	39,112	$ 0.47
For the Year Ended December 31, 2003:			
Basic earnings per common share:			
Income before change in accounging principle	**$ 48,864**	**43,616**	**$ 1.12**
Cumulative effect of change in accounting principle net of income tax	**1,325**	**43,616**	**0.03**
Net income	**$ 50,189**	**43,616**	**$ 1.15**
Diluted earnings per common share:			
Weighted average number of common shares used in basic earnings per common share		**43,616**	
Effect of dilutive stock options		**157**	
Weighted average number of common shares and dilutive potential common shares used in diluted earnings per share		**43,773**	
Income before change in accounting principle	**$ 48,864**	**43,773**	**$ 1.12**
Cumulative effect of change in accounting principle net of income tax	**1,325**	**43,773**	**0.03**
Net income	**$ 50,189**	**43,773**	**$ 1.15**

The following options and their average exercise prices were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of common shares for the years ended December 31,:

	2001	2002	**2003**
Options	153,000	198,500	**137,850**
Average Exercise Price	$ 16.79	$ 19.01	**$ 22.52**

NOTE 4 - LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

Long-term debt consisted of the following as of December 31, 2002 and 2003:

(In thousands)	2002	**2003**
Revolving Credit and Term Loan, with Interest at December 31, 2002 and 2003 of 2.5% and 4.0%, Respectively	$ 30,500	**$ 400**
Notes Payable for Hickman Drilling Company Acquisition with Interest at December 31, 2002 of 4.25%	1,000	—
	31,500	**400**
Less Current Portion	1,000	—
Total Long-Term Debt	$ 30,500	**$ 400**

At December 31, 2003, Unit had a $100 million bank loan agreement consisting of a revolving credit facility through May 1, 2005 and a term loan thereafter, maturing on May 1, 2008. On January 30, 2004, in conjunction with Unit's acquisition of PetroCorp Incorporated, Unit replaced its loan agreement with a revolving credit facility totaling $150 million having a four year term ending January 30, 2008. Borrowings under the new credit facility are limited to a commitment amount. Although, the current value of Unit's assets under the latest loan value computation supported a full $150 million, Unit elected to set the loan commitment at $120 million in order to reduce financing costs. Unit pays a commitment fee of .375 of 1% for any unused portion of the commitment amount. Unit paid origination, agency and syndication fees of $515,000 at the inception of the new agreement $40,000 of which will be paid annually and the remainder of the fees will be amortized over the 4 year life of the loan.

The borrowing base under the current credit facility is subject to a semi-annual re-determination on May 10 and November 10 of each year, beginning May 10, 2004. The calculation is based primarily on the sum of a percentage of the discounted future value of Unit's oil and natural gas reserves, as determined by the banks. In addition, an amount representing a part of the value of Unit's drilling rig fleet, limited to $20 million, is added to the borrowing base. Provisions are also in the agreement which allow for one requested special re-determination of the borrowing base by either the lender or Unit between each scheduled re-determination date if conditions warrant such a request.

At Unit's election, any portion of the debt outstanding may be fixed at a Eurodollar Rate for 30, 60, 90 or 180 day terms. During any Eurodollar Rate funding period the outstanding principal balance of the note to which such Eurodollar Rate option applies may be repaid upon three days prior notice to the Administrative Agent. Interest on the Eurodollar Rate is computed at the Eurodollar Base Rate applicable for the interest period plus 1.00% to 1.50% depending on the level of debt as a percentage of the total loan value and payable at the end of each term or every 90 days whichever is less. Borrowings not under the Eurodollar Rate bear interest at the JPMorgan Chase Prime Rate payable at the end of each month and the principal borrowed may be paid anytime in part or in whole without premium or penalty.

The loan agreement includes prohibitions against:

- the payment of dividends (other than stock dividends) during any fiscal year in excess of 25% of our consolidated net income for the preceding fiscal year,
- the incurrence of additional debt with certain very limited exceptions and
- the creation or existence of mortgages or liens, other than those in the ordinary course of business, on any of our property, except in favor of Unit's banks.

The loan agreement also requires that at the end of each quarter:

- consolidated net worth of at least $350 million,
- a current ratio (as defined in the loan agreement) of not less than 1 to 1 and
- a leverage ratio of long-term debt to consolidated EBITDA (as defined in the loan agreement) for the most recently ended rolling four fiscal quarters of no greater than 3.25 to 1.0.

Other long-term liabilities consisted of the following as of December 31, 2002 and 2003:

	2002	**2003**
(In thousands)		
Separation Benefit Plan	$ 2,081	$ **2,545**
Deferred Compensation Plan	1,391	**1,829**
Retirement Agreement	1,412	**1,349**
Gas Balancing Liability	1,020	**1,191**
Plugging Liability	—	**11,994**
	5,904	**18,908**
Less Current Portion	465	**1,015**
Total Other Long-Term Liabilities	$ 5,439	$ **17,893**

Estimated annual principal payments under the terms of long-term debt and other long-term liabilities from 2004 through 2008 are $1,015,000, $606,000, $686,000, $841,000 and $679,000. Based on the borrowing rates currently available to Unit for debt with similar terms and maturities, long-term debt at December 31, 2003 approximates its fair value.

NOTE 5 - INCOME TAXES

A reconciliation of the income tax expense, computed by applying the federal statutory rate to pre-tax income to Unit's effective income tax expense is as follows:

	2001	2002	**2003**
(In thousands)			
Income Tax Expense Computed by			
Applying the Statutory Rate	$ 34,538	$ 9,739	**$ 27,213**
State Income Tax, Net of Federal Benefit	2,859	834	**2,333**
Statutory Depletion and Other	(1,484)	(1,021)	**(659)**
Income tax expense	$ 35,913	$ 9,552	**$ 28,887**

Deferred tax assets and liabilities are comprised of the following at December 31, 2002 and 2003:

	2002	**2003**
(In thousands)		
Deferred Tax Assets:		
Allowance for losses and nondeductible accruals	$ 3,942	**$ 9,972**
Net operating loss carryforward	17,752	**20,745**
Statutory depletion carryforward	4,231	**4,476**
Alternative minimum tax credit carryforward	395	**395**
Gross deferred tax assets	26,320	**35,588**
Deferred Tax Liability:		
Depreciation, depletion and amortization	(110,598)	**(159,990)**
Net deferred tax liability	(84,278)	**(124,402)**
Current Deferred Tax Asset	2,042	**2,651**
Non-Current - Deferred Tax Liability	$ (86,320)	**$ (127,053)**

Realization of the deferred tax asset is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near-term if estimates of future taxable income are reduced.

At December 31, 2003, Unit has an excess statutory depletion carryforward of approximately $11,778,000, which may be carried forward indefinitely and is available to reduce future taxable income, subject to statutory limitations. At December 31, 2003, Unit has net operating loss carryforwards of approximately $54,591,000 which expire from 2019 to 2022.

NOTE 6 - EMPLOYEE BENEFIT AND COMPENSATION PLANS

In December 1984, the Board of Directors approved the adoption of an Employee Stock Bonus Plan ("the Plan") whereby 330,950 shares of common stock were authorized for issuance under the Plan. On May 3, 1995, Unit's shareholders approved and amended the Plan to increase by 250,000 shares the aggregate number of shares of common stock that could be issued under the Plan. Under the terms of the Plan, bonuses may be granted to employees in either cash or stock or a combination thereof, and are payable in a lump sum or in annual installments subject to certain restrictions. No shares were issued under the Plan in 2001, 2002 and 2003.

Unit also has a Stock Option Plan (the "Option Plan"), which provides for the granting of options for up to 2,700,000 shares of common stock to officers and employees. The Option Plan permits the issuance of qualified or nonqualified stock options. Options granted typically become exercisable at the rate of 20% per year one year after being granted and expire after 10 years from the original grant date. The exercise price for options granted under this plan is the fair market value of the common stock on the date of the grant.

Activity pertaining to the Stock Option Plan is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2001	719,700	$ 6.87
Exercised	(177,200)	3.13
Cancelled	(10,400)	10.26
Outstanding at December 31, 2001	532,100	8.09
Granted	160,000	19.03
Exercised	(59,400)	5.67
Outstanding at December 31, 2002	632,700	11.08
Granted	**116,850**	**22.89**
Exercised	**(202,900)**	**5.94**
Cancelled	**(9,900)**	**15.41**
Outstanding at December 31, 2003	**536,750**	**$ 15.52**

	OUTSTANDING OPTIONS AT DECEMBER 31, 2003		
EXERCISE PRICES	NUMBER OF SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$ 3.00 - $ 4.00	99,600	3.8 years	$ 3.52
$ 7.25 - $10.00	45,700	3.2 years	$ 8.52
$11.31 - $14.06	3,500	5.8 years	$ 13.28
$16.69 - $22.95	387,950	8.6 years	$ 19.44

	EXERCISABLE OPTIONS AT DECEMBER 31, 2003	
EXERCISE PRICES	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 2.75 - $ 4.00	99,600	$ 3.52
$ 7.25 - $10.00	45,700	$ 8.52
$11.31 - $14.06	2,500	$ 12.96
$16.69 - $19.04	108,500	$ 17.49

Options for 329,300, 355,100 and 256,300 shares were exercisable with weighted average exercise prices of $6.25, $7.28 and $5.32 at December 31, 2001, 2002 and 2003, respectively.

In February and May 1992, the Board of Directors and shareholders, respectively, approved the Unit Corporation Non-Employee Directors' Stock Option Plan (the "Old Plan") and in February and May 2000, the Board of Directors and shareholders, respectively, approved the Unit Corporation 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, which replaced the Old Plan, an aggregate of 300,000 shares of Unit's common stock may be issued upon exercise of the stock options. Under the Old Plan, on the first business day following each annual meeting of stockholders of Unit, each person who was then a member of the Board of Directors of Unit and who was not then an employee of Unit or any of its subsidiaries was granted an option to purchase 2,500 shares of common stock. Under the Directors' Plan, commencing with the year 2000 annual meeting, the amount granted has been increased to 3,500 shares of common stock. The option price for each stock option is the fair market value of the common stock on the date the stock options are granted. No stock options may be exercised during the first six months of its term except in case of death and no stock options are exercisable after 10 years from the date of grant.

Activity pertaining to the Directors' Plan is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2001	95,000	$ 7.03
Granted	17,500	17.54
Exercised	(37,000)	6.80
Outstanding at December 31, 2001	75,500	9.58
Granted	21,000	20.10
Exercised	(2,500)	1.75
Outstanding at December 31, 2002	94,000	12.14
Granted	**21,000**	**20.46**
Exercised	**(34,500)**	**7.73**
Outstanding at December 31, 2003	**80,500**	**$ 8.94**

	OUTSTANDING AND EXERCISABLE OPTIONS AT DECEMBER 31, 2003		
EXERCISE PRICES	NUMBER OF SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$ 2.88 - $ 3.75	2,500	0.4 years	$ 2.88
$ 6.87 - $ 9.00	15,000	3.8 years	$ 7.58
$12.19 - $17.54	21,000	7.0 years	$ 15.76
$20.10 - $20.46	42,000	8.8 years	$ 20.28

Under Unit's 401(k) Employee Thrift Plan, employees who meet specified service requirements may contribute a percentage of their total compensation, up to a specified maximum, to the plan. Unit may match each employee's contribution, up to a specified maximum, in full or on a partial basis. Unit made discretionary contributions under the plan of 35,016, 87,452 and 61,175 shares of common stock and recognized expense of $1,082,000, $1,079,000 and $1,365,000 in 2001, 2002 and 2003, respectively.

Unit provides a salary deferral plan ("Deferral Plan") which allows participants to defer the recognition of salary for income tax purposes until actual distribution of benefits which occurs at either termination of employment, death or certain defined unforeseeable emergency hardships. Funds set aside in a trust to satisfy Unit's obligation under the Deferral Plan at December 31, 2001, 2002 and 2003 totaled $1,277,000, $1,391,000 and $1,829,000, respectively. Unit recognizes payroll expense and records a liability at the time of deferral.

Effective January 1, 1997, Unit adopted a separation benefit plan ("Separation Plan"). The Separation Plan allows eligible employees whose employment with Unit is involuntarily terminated or, in the case of an employee who has completed 20 years of service, voluntarily or involuntarily terminated, to receive benefits equivalent to 4 weeks salary for every whole year of service completed with Unit up to a maximum of 104 weeks. To receive payments the recipient must waive any claims against Unit in exchange for receiving the separation benefits. On October 28, 1997, Unit adopted a Separation Benefit Plan for Senior Management ("Senior Plan"). The Senior Plan provides certain officers and key executives of Unit with benefits generally equivalent to the Separation Plan. The Compensation Committee of the Board of Directors has absolute discretion in the selection of the individuals covered in this plan. Unit recognized expense of $589,000, $619,000 and $707,000 in 2001, 2002 and 2003, respectively, for benefits associated with anticipated payments from both separation plans.

Unit has entered into key employee change of control contracts with six of its current executive officers. These severance contracts have an initial three-year term that is automatically extended for one year upon each anniversary, unless a notice not to extend is given by Unit. If a change of control of the company, as defined in the contracts, occurs during the term of the severance contract, then the contract becomes operative for a fixed three-year period. The severance contracts generally provide that the executive's terms and conditions for employment (including position, work location, compensation and benefits) will not be adversely changed during the three-year period after a change of control. If the executive's employment is terminated (other than for cause, death or disability), the executive terminates for good reason during such three-year period, or the executive terminates employment for any reason during the 30-day period following the first anniversary of the change of control, and upon certain terminations prior to a change of control or in connection with or in anticipation of a change of control, the executive is generally entitled to receive, in addition to certain other benefits, any earned but unpaid compensation; up to 2.9 times the executive's base salary plus annual bonus (based on historic annual bonus); and the company matching contributions that would have been made had the executive continued to participate in the company's 401(k) plan for up to an additional three years.

The severance contract provides that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments imposed under Section 4999 of the Code. As a condition to receipt of these severance benefits, the executive must remain in the employ of the company prior to change of control and render services commensurate with his position.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES

Unit Petroleum Company serves as the general partner of 10 oil and gas limited partnerships. Four were formed for investment by third parties and six (the employee partnerships) were formed to allow employees of Unit and its subsidiaries and directors of Unit to participate in Unit Petroleum's oil and gas exploration and production operations. The partnerships for the third party investments were formed in 1984, 1985 and 1986. An additional third party partnership, the 1979 Oil and Gas Limited Partnership was dissolved on July 1, 2003. Employee partnerships have been formed for each year beginning with 1984. Interests in the employee partnerships were offered to the employees of Unit and its subsidiaries whose annual base compensation was at least a specified amount ($22,680 for 2002 and 2003 and $36,000 for 2004) and to the directors of Unit.

The employee partnerships formed in 1984 through 1990 were consolidated into a single consolidating partnership in 1993 and the employee partnerships formed in 1991 through 1999 were also consolidated into the consolidating partnership in 2002. The consolidation of the 1991 through 1999 employee partnerships at the end of last year was done by the general partners under the authority contained in the respective partnership agreements and did not involve any vote, consent or approval by the limited partners. The employee partnerships have each had a set percentage (ranging from 1% to 15%) of our interest in most of the oil and natural gas wells we drill or acquire for our own account during the particular year for which the partnership was formed. The total interest the employees have in our oil and natural gas wells by participating in these partnerships does not exceed one percent.

Amounts received in the years ended December 31 from both public and private Partnerships for which Unit is a general partner are as follows:

	2001	2002	**2003**
(In thousands)			
Contract Drilling	$ 416	$ 209	**$ 428**
Well Supervision and Other Fees	$ 498	$ 510	**$ 236**
General and Administrative Expense Reimbursement	$ 193	$ 210	**$ 209**

Related party transactions for contract drilling and well supervision fees are the related party's share of such costs. These costs are billed to related parties on the same basis as billings to unrelated parties for such services. General and administrative reimbursements are both direct general and administrative expense incurred on the related party's behalf and indirect expenses allocated to the related parties. Such allocations are based on the related party's level of activity and are considered by management to be reasonable.

A subsidiary of Unit paid the Partnerships, for which Unit or a subsidiary is the general partner, $3,000, $1,000 and $2,000 during the years ended December 31, 2001, 2002 and 2003, respectively, for purchases of natural gas production.

Unit owns a 40% equity interest in Superior Pipeline Company LLC, an Oklahoma Limited Liability Company. Superior is a natural gas gathering and processing company. The investment, including Unit's share of the equity in the earnings of this company, totaled $3.0 million at December 31, 2003 and is reported in other assets in Unit's consolidated balance sheet. During 2003, Superior Pipeline Company LLC purchased $3.3 million of our natural gas production and paid $64,000 for our natural gas liquids. We paid this company $39,000 for gathering and compression services.

Unit also owns a 16.7% limited partnership interest in Eagle Energy Partnership I, L.P. ("Eagle"), carried at cost, for $2.5 million. Eagle is engaged in the purchase and sale of natural gas, electricity (or similar electricity based products), future commodities, and the performance of scheduling and nomination services for both energy related commodities and similar energy management functions. Total purchases by Eagle Energy

Partnership I, L.P., which are competitively marketed, accounted for 6% of Unit's oil and natural gas revenues in 2003. Unit increased its sales to Eagle Energy Partners I LP since it first starting selling natural gas to them in August 2003. For the period August through December 2003 Eagle has purchased 16% of Unit's oil and natural gas revenues.

NOTE 8 - SHAREHOLDER RIGHTS PLAN

Unit maintains a Shareholder Rights Plan (the "Plan") designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of Unit without offering fair value to all shareholders and to deter other abusive takeover tactics, which are not in the best interest of shareholders.

Under the terms of the Plan, each share of common stock is accompanied by one right, which given certain acquisition and business combination criteria, entitles the shareholder to purchase from Unit one one-hundredth of a newly issued share of Series A Participating Cumulative Preferred Stock at a price subject to adjustment by Unit or to purchase from an acquiring company certain shares of its common stock or the surviving company's common stock at 50% of its value.

The rights become exercisable 10 days after Unit learns that an acquiring person (as defined in the Plan) has acquired 15% or more of the outstanding common stock of Unit or 10 business days after the commencement of a tender offer, which would result in a person owning 15% or more of such shares. Unit can redeem the rights for $0.01 per right at any date prior to the earlier of (i) the close of business on the 10th day following the time Unit learns that a person has become an acquiring person or (ii) May 19, 2005 (the "Expiration Date"). The rights will expire on the Expiration Date, unless redeemed earlier by Unit.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Unit leases office space in Tulsa and Woodward, Oklahoma and Houston, Texas under the terms of operating leases expiring through January 31, 2010. Future minimum rental payments under the terms of the leases are approximately $719,000, $710,000, $714,000, $531,000 and $423,000 in 2004, 2005, 2006, 2007 and 2008, respectively. Total rent expense incurred by the Company was $582,000, $678,000 and $752,000 in 2001, 2002 and 2003, respectively.

The Unit 1984 Oil and Gas Limited Partnership and the 1986 Energy Income Limited Partnership agreements along with the employee oil and gas limited partnerships require, upon the election of a limited partner, that Unit repurchase the limited partner's interest at amounts to be determined by appraisal in the future. Such repurchases in any one year are limited to 20% of the units outstanding. Unit made repurchases of $1,000 and $106,000 in 2002 and 2003, respectively, for such limited partners' interests. No repurchases were made in 2001. In 2001, Unit paid $15,000 for interests in two of the Questa limited partnerships and subsequently dissolved one of the Questa partnerships.

Unit manages its exposure to environmental liabilities on properties to be acquired by identifying existing problems and assessing the potential liability. The Company also conducts periodic reviews, on a company-wide basis, to identify changes in its environmental risk profile. These reviews evaluate whether there is a probable liability, its amount, and the likelihood that the liability will be incurred. The amount of any potential liability is determined by considering, among other matters, incremental direct costs of any likely remediation and the proportionate cost of employees who are expected to devote a significant amount of time directly to any possible remediation effort. As it relates to evaluations of purchased properties, depending on the extent of an identified environmental problem, the Company may exclude a property from the acquisition, require the seller to remediate the property to Unit's satisfaction, or agree to assume liability for the remediation of the property.

We have not historically experienced any environonmental liability while being a contract driller since the greatest portion of risk is borne by the operator. Any liabilities we have incurred have been small and have been resolved while the rig is on the location and the cost has been included in the direct cost of drilling the well.

Unit is a party to various legal proceedings arising in the ordinary course of its business none of which, in management's opinion, will result in judgments which would have a material adverse effect on Unit's financial position, operating results or cash flows.

NOTE 10 - INDUSTRY SEGMENT INFORMATION

Unit has two business segments: Contract Drilling and Oil and Natural Gas, representing its two main business units offering different products and services. The Contract Drilling segment provides land contract drilling of oil and natural gas wells and the Oil and Natural Gas segment is engaged in the development, acquisition and production of oil and natural gas properties.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Management evaluates the performance of Unit's operating segments based on operating income, which is defined as operating revenues less operating expenses and depreciation, depletion and amortization. Unit has natural gas production in Canada, which is not significant.

	2001	2002	**2003**
(In thousands)			
Revenues:			
Contract drilling	$ 169,301	$ 119,014	**$ 188,832**
Elimination of intersegment revenue	2,259	841	**5,686**
Contract drilling net of intersegment revenue	167,042	118,173	**183,146**
Oil and natural gas	90,237	67,959	**116,609**
Other	1,900	1,504	**2,829**
Total revenues	$ 259,179	$ 187,636	**$ 302,584**
Operating Income *(1)*:			
Contract drilling	$ 62,148	$ 12,151	**$ 20,740**
Oil and natural gas	45,925	23,826	**64,097**
Total operating income	108,073	35,977	**84,837**
General and administrative expense	(8,476)	(8,712)	**(9,222)**
Interest expense	(2,818)	(973)	**(693)**
Other income (expense) - net	1,900	1,504	**2,829**
Income before income taxes	$ 98,679	$ 27,796	**$ 77,751**
Identifiable Assets *(2)*:			
Contract drilling	$ 183,471	$ 299,655	**$ 364,855**
Oil and natural gas	220,476	261,440	**327,172**
Total identifiable assets	403,947	561,095	**692,027**
Corporate assets	13,306	17,068	**20,898**
Total assets	$ 417,253	$ 578,163	**$ 712,925**
Capital Expenditures:			
Contract drilling	$ 51,280	$ 139,298 *(3)*	**$ 71,899** *(4)*
Oil and natural gas	56,933	58,778	**80,883** *(5)*
Other	539	516	**3,940**
Total capital expenditures	$ 108,752	$ 198,592	**$ 156,722**
Depreciation, Depletion, Amortization and Impairment:			
Contract drilling	$ 13,888	$ 14,684	**$ 23,644**
Oil and natural gas	22,116	23,338	**27,343**
Other	638	635	**796**
Total depreciation, depletion, amortization and impairment	$ 36,642	$ 38,657	**$ 51,783**

(1) Operating income is total operating revenues less operating expenses, depreciation, depletion, amortization and impairment and does not include non-operating revenues, general corporate expenses, interest expense or income taxes.

(2) Identifiable assets are those used in Unit's operations in each industry segment. Corporate assets are principally cash and cash equivalents, short-term investments, corporate leasehold improvements, furniture and equipment.

(3) Includes $7.7 million for goodwill and $2.2 million for deferred tax assets.

(4) Includes $10.9 million for goodwill.

(5) Includes $7.6 million for capitalized cost relating to plugging liability recorded in 2003.

NOTE 11 - SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 2002 and 2003 is as follows:

	THREE MONTHS ENDED			
(In thousands except per share amounts)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Year Ended December 31, 2002:				
Revenues	$ 38,730	$ 44,753	$ 48,272	$ 55,881
Gross profit *(1)*	$ 6,515	$ 10,295	$ 8,107	$ 11,060
Income before income taxes	$ 4,254	$ 8,297	$ 6,022	$ 9,223
Net income *(2)*	$ 2,642	$ 5,108	$ 3,708	$ 6,786
Earnings per common share:				
Basic *(3)*	$ 0.07	$ 0.14	$ 0.09	$ 0.16
Diluted *(4)*	$ 0.07	$ 0.14	$ 0.09	$ 0.16
Year Ended December 31, 2003:				
Revenues	**$ 68,446**	**$ 72,980**	**$ 78,201**	**$ 82,957**
Gross profit *(1)*	**$ 22,447**	**$ 20,214**	**$ 22,251**	**$ 19,925**
Income before income taxes and change in accounting principle	**$ 20,418**	**$ 18,857**	**$ 20,598**	**$ 17,878**
Income before change in accounting principle	**$ 12,659**	**$ 11,691**	**$ 12,763**	**$ 11,751**
Net income *(2)*	**$ 13,984**	**$ 11,691**	**$ 12,763**	**$ 11,751**
Income before change in accounting principle per common share:				
Basic	**$ 0.29**	**$ 0.27**	**$ 0.29**	**$ 0.27**
Diluted	**$ 0.29**	**$ 0.27**	**$ 0.29**	**$ 0.27**
Net income per common share:				
Basic	**$ 0.32**	**$ 0.27**	**$ 0.29**	**$ 0.27**
Diluted	**$ 0.32**	**$ 0.27**	**$ 0.29**	**$ 0.27**

(1) Gross profit excludes other revenues, general and administrative expense and interest expense.

(2) The net income for the three months ended December 31, 2002 and 2003 includes a tax benefit of $1.1 million and $0.8 million, respectively, relating primarily to an increase in the estimated amount of statutory depletion carryforward.

(3) Due to the effect of rounding basic earnings per share for the year's four quarters does not equal the annual earnings per share.

(4) Due to the effect of price changes of Unit's stock, diluted earnings per share for the year's four quarters, which includes the effect of potential dilutive common shares calculated during each quarter, does not equal the annual diluted earnings per share, which includes the effect of such potential dilutive common shares calculated for the entire year.

NOTE 12 - SUBSEQUENT EVENT

On January 30, 2004 Unit acquired the outstanding common stock of PetroCorp Incorporated for $182.1 million in cash. PetroCorp Incorporated explored and developed oil and natural gas properties primarily in Texas and Oklahoma. Approximately 84% of the oil and natural gas properties acquired in the acquisition are located in the Mid-Continent and Permian basins, while 6% are located in the Rocky Mountains and 10% are located in the Gulf Coast basin. The acquired properties increased Unit's reserve base by approximately 56.7 billion equivalent cubic feet of natural gas and provide additional locations for development drilling in the future. With the acquisition of PetroCorp Incorporated, Unit also entered into a new $150 million credit facility to replace its existing loan agreement as more fully discussed in Note 4.

The preliminary allocation of the total consideration paid for the acquisiiton is as follows (in thousands):

Working Capital	$ 93,668
Undeveloped Oil and Natural Gas Properties	6,557
Proved Oil and Natural Gas Properties	114,518
Property and Equipment - Other	401
Other Assets	1,499
Other Long-Term Liabilities	(5,557)
Deferred Income Taxes (net)	(28,966)
Total consideration	$ 182,120

Unaudited summary pro forma results of operations for Unit, reflecting the above described acquisition as if it had occurred at the beginning of the year ended December 31, 2002 and December 31, 2003, are as follows, respectively; revenues, $217.0 million and $339.6 million; income from continuing operations of $19.5 million and $55.2 million; net income of $19.5 million and $53.5 million; income from continuing operations per common share (diluted) of $0.50 and $1.26 and net income per common share (diluted) of $0.50 and $1.22. The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective period nor of the results which may occur in the future.

NOTE 13 - OIL AND NATURAL GAS INFORMATION

The capitalized costs at year end and costs incurred during the year were as follows:

(In thousands)	USA	CANADA	TOTAL
2001:			
Capitalized costs:			
Proved properties	$ 391,216	$ 888	$ 392,104
Unproved properties	14,207	180	14,387
	405,423	1,068	406,491
Accumulated depreciation, depletion, amortization and impairment	(196,270)	(475)	(196,745)
Net capitalized costs	$ 209,153	$ 593	$ 209,746
Cost incurred:			
Unproved properties acquired	$ 7,503	$ 21	$ 7,524
Proved properties acquired	1,419	—	1,419
Exploration	9,336	—	9,336
Development	38,359	295	38,654
Total costs incurred	$ 56,617	$ 316	$ 56,933
2002:			
Capitalized costs:			
Proved properties	$ 448,331	$ 895	$ 449,226
Unproved properties	15,692	332	16,024
	464,023	1,227	465,250
Accumulated depreciation, depletion, amortization and impairment	(218,956)	(520)	(219,476)
Net capitalized costs	$ 245,067	$ 707	$ 245,774
Cost incurred:			
Unproved properties acquired	$ 5,330	$ 152	$ 5,482
Proved properties acquired	13,379	—	13,379
Exploration	6,591	—	6,591
Development	33,319	7	33,326
Total costs incurred	$ 58,619	$ 159	$ 58,778
2003:			
Capitalized costs:			
Proved properties	**$ 527,196**	**$ 914**	**$ 528,110**
Unproved properties	**17,149**	**337**	**17,486**
	544,345	**1,251**	**545,596**
Accumulated depreciation, depletion, amortization and impairment	**(240,047)**	**(540)**	**(240,587)**
Net capitalized costs	**$ 304,298**	**$ 711**	**$ 305,009**
Cost incurred:			
Unproved properties acquired	**$ 8,611**	**$ 19**	**$ 8,630**
Proved properties acquired	**2,557**	**—**	**2,557**
Exploration	**7,071**	**—**	**7,071**
Development *(1)*	**62,620**	**5**	**62,625**
Total costs incurred	**$ 80,859**	**$ 24**	**$ 80,883**

(1) Includes $7.0 million of capitalized cost for plugging liability recorded in the first quarter of 2003 for wells drilled in prior years.

The following table shows a summary of the oil and natural gas property costs not being amortized at December 31, 2003, by the year in which such costs were incurred.

	2000 and Prior	2001	2002	2003	Total
(In thousands)					
Undeveloped Leasehold Acquired	$ 3,341	$ 3,272	$ 3,187	$ 7,686	$ 17,486

The results of operations for producing activites are provided below.

	USA	CANADA	TOTAL
(In thousands)			
2001:			
Revenues	$ 86,810	$ 190	$ 87,000
Production costs	(18,636)	(23)	(18,659)
Depreciation, depletion and amortization	(19,756)	(40)	(19,796)
	48,418	127	48,545
Income tax expense	(17,621)	(40)	(17,661)
Results of operations for producing activities (excluding corporate overhead and financing costs)	$ 30,797	$ 87	$ 30,884
2002:			
Revenues	$ 64,534	$ 87	$ 64,621
Production costs	(17,300)	(25)	(17,325)
Depreciation, depletion and amortization	(22,685)	(45)	(22,730)
	24,549	17	24,566
Income tax expense	(8,436)	(5)	(8,441)
Results of operations for producing activities (excluding corporate overhead and financing costs)	$ 16,113	$ 12	$ 16,125
2003:			
Revenues	**$ 114,398**	**$ 171**	**$ 114,569**
Production costs	**(21,366)**	**(21)**	**(21,387)**
Depreciation, depletion and amortization	**(27,059)**	**(20)**	**(27,079)**
	65,973	**130**	**66,103**
Income tax expense	**(24,508)**	**(41)**	**(24,549)**
Results of operations for producing activities (excluding corporate overhead and financing costs)	**$ 41,465**	**$ 89**	**$ 41,554**

Estimated quantities of proved developed oil and natural gas reserves and changes in net quantities of proved developed and undeveloped oil and natural gas reserves were as follows (unaudited):

	USA		CANADA		TOTAL	
	OIL BBLS	NATURAL GAS MCF	OIL BBLS	NATURAL GAS MCF	OIL BBLS	NATURAL GAS MCF
(In thousands)						
2001:						
Proved developed and undeveloped reserves:						
Beginning of year	4,183	215,196	—	441	4,183	215,637
Revision of previous estimates	(214)	(24,253)	—	(7)	(214)	(24,260)
Extensions, discoveries and other additions	861	54,521	—	—	861	54,521
Purchases of minerals in place	8	1,246	—	—	8	1,246
Sales of minerals in place	(3)	(26)	—	—	(3)	(26)
Production	(492)	(18,819)	—	(45)	(492)	(18,864)
End of year	4,343	227,865	—	389	4,343	228,254
Proved developed reserves:						
Beginning of year	3,222	162,718	—	389	3,222	163,107
End of year	2,753	150,419	—	338	2,753	150,757
2002:						
Proved developed and undeveloped reserves:						
Beginning of year	4,343	227,865	—	389	4,343	228,254
Revision of previous estimates	(166)	(10,543)	—	(31)	(166)	(10,574)
Extensions, discoveries and other additions	230	29,541	—	—	230	29,541
Purchases of minerals in place	192	16,558	—	—	192	16,558
Sales of minerals in place	(30)	—	—	—	(30)	—
Production	(473)	(18,927)	—	(41)	(473)	(18,968)
End of year	4,096	244,494	—	317	4,096	244,811
Proved developed reserves:						
Beginning of year	2,753	150,419	—	338	2,753	150,757
End of year	2,951	168,049	—	317	2,951	168,366
2003 (1):						
Proved developed and undeveloped reserves:						
Beginning of year	**4,096**	**244,494**	—	**317**	**4,096**	**244,811**
Revision of previous estimates	**629**	**(10,510)**	—	**371**	**629**	**(10,139)**
Extensions, discoveries and other additions	**1,000**	**39,762**	—	—	**1,000**	**39,762**
Purchases of minerals in place	**8**	**437**	—	—	**8**	**437**
Sales of minerals in place	**(76)**	**(31)**	—	—	**(76)**	**(31)**
Production	**(516)**	**(20,610)**	—	**(38)**	**(516)**	**(20,648)**
End of year	**5,141**	**253,542**	—	**650**	**5,141**	**254,192**
Proved developed reserves:						
Beginning of year	**2,951**	**168,049**	—	**317**	**2,951**	**168,366**
End of year	**3,984**	**182,203**	—	**650**	**3,984**	**182,853**

(1) Oil includes natural gas liquids in barrels.

Oil and natural gas reserves cannot be measured exactly. Estimates of oil and natural gas reserves require extensive judgments of reservoir engineering data and are generally less precise than other estimates made in connection with financial disclosures. Unit utilizes Ryder Scott Company, independent petroleum consultants, to review its reserves as prepared by its reservoir engineers.

Proved oil and gas reserves, as defined in SEC Rule 4-10(a), are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

- that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
- the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following:

- oil that may become available from known reservoirs but is classified separately as "inidicated additional reserves";
- crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
- crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
- crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery wil be achieved.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Estimates of oil and natural gas reserves require extensive judgments of reservoir engineering data as previously explained. Assigning monetary values to such estimates does not reduce the subjectivity and changing nature of such reserve estimates. Indeed the uncertainties inherent in the disclosure are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves. The information set forth herein is, therefore, subjective and, since judgments are involved, may not be comparable to estimates submitted by other oil and natural gas producers. In addition, since prices and costs do not remain static and no price or cost escalations or de-escalations have been considered, the results are not necessarily indicative of the estimated fair market value of estimated proved reserves nor of estimated future cash flows.

The standardized measure of discounted future net cash flows ("SMOG") was calculated using year-end prices and costs, and year-end statutory tax rates, adjusted for permanent differences, that relate to existing proved oil and natural gas reserves. SMOG as of December 31 is as follows (unaudited):

(In thousands)	USA	CANADA	TOTAL
2001:			
Future cash flows	$ 676,051	$ 975	$ 677,026
Future production costs	(220,590)	(311)	(220,901)
Future development costs	(58,909)	(30)	(58,939)
Future income tax expenses	(94,037)	(134)	(94,171)
Future net cash flows	302,515	500	303,015
10% annual discount for estimated timing of cash flows	(125,238)	(194)	(125,432)
Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves	$ 177,277	$ 306	$ 177,583
2002:			
Future cash flows	$ 1,256,434	$ 1,400	$ 1,257,834
Future production costs	(320,940)	(309)	(321,249)
Future development costs	(65,266)	—	(65,266)
Future income tax expenses	(250,413)	(233)	(250,646)
Future net cash flows	619,815	858	620,673
10% annual discount for estimated timing of cash flows	(275,015)	(344)	(275,359)
Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves	$ 344,800	$ 514	$ 345,314
2003:			
Future cash flows	**$ 1,548,785**	**$ 3,500**	**$ 1,552,285**
Future production costs	**(418,007)**	**(581)**	**(418,588)**
Future development costs	**(72,891)**	—	**(72,891)**
Future income tax expenses	**(313,827)**	**(805)**	**(314,632)**
Future net cash flows	**744,060**	**2,114**	**746,174**
10% annual discount for estimated timing of cash flows	**(325,182)**	**(738)**	**(325,920)**
Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves	**$ 418,878**	**$ 1,376**	**$ 420,254**

The principal sources of changes in the standardized measure of discounted future net cash flows were as follows (unaudited):

(In thousands)	USA	CANADA	TOTAL
2001:			
Sales and transfers of oil and natural gas produced, net of production costs	$ (68,174)	$ (167)	$ (68,341)
Net changes in prices and production costs	(768,295)	(1,600)	(769,895)
Revisions in quantity estimates and changes in production timing	(32,705)	13	(32,692)
Extensions, discoveries and improved recovery, less related costs	54,127	—	54,127
Changes in estimated future development cost	2,673	—	2,673
Previously estimated cost incurred during the period	7,361	—	7,361
Purchases of minerals in place	1,217	—	1,217
Sales of minerals in place	(220)	—	(220)
Accretion of discount	99,953	205	100,158
Net change in income taxes	271,421	524	271,945
Other - net	(64,668)	(108)	(64,776)
Net change	(497,310)	(1,133)	(498,443)
Beginning of year	674,587	1,439	676,026
End of year	$ 177,277	$ 306	$ 177,583
2002:			
Sales and transfers of oil and natural gas produced, net of production costs	$ (47,230)	$ (62)	$ (47,292)
Net changes in prices and production costs	230,934	363	231,297
Revisions in quantity estimates and changes in production timing	(49,000)	(110)	(49,110)
Extensions, discoveries and improved recovery, less related costs	60,957	—	60,957
Changes in estimated future development cost	1,743	—	1,743
Previously estimated cost incurred during the period	9,911	30	9,941
Purchases of minerals in place	23,334	—	23,334
Sales of minerals in place	(150)	—	(150)
Accretion of discount	23,080	39	23,119
Net change in income taxes	(84,843)	(59)	(84,902)
Other - net	(1,213)	7	(1,206)
Net change	167,523	208	167,731
Beginning of year	177,277	306	177,583
End of year	$ 344,800	$ 514	$ 345,314
2003:			
Sales and transfers of oil and natural gas produced, net of production costs	**$ (93,948)**	**$ (150)**	**$ (94,098)**
Net changes in prices and production costs	**65,611**	**195**	**65,806**
Revisions in quantity estimates and changes in production timing	**(14,637)**	**1,007**	**(13,630)**
Extensions, discoveries and improved recovery, less related costs	**113,421**	—	**113,421**
Changes in estimated future development cost	**(5,356)**	—	**(5,356)**
Previously estimated cost incurred during the period	**15,664**	—	**15,664**
Purchases of minerals in place	**881**	—	**881**
Sales of minerals in place	**(837)**	—	**(837)**
Accretion of discount	**48,317**	**66**	**48,383**
Net change in income taxes	**(38,950)**	**(386)**	**(39,336)**
Other - net	**(16,088)**	**130**	**(15,958)**
Net change	**74,078**	**862**	**74,940**
Beginning of year	**344,800**	**514**	**345,314**
End of year	**$ 418,878**	**$ 1,376**	**$ 420,254**

Unit's SMOG and changes therein were determined in accordance with Statement of Financial Accounting Standards No. 69. Certain information concerning the assumptions used in computing SMOG and their inherent limitations are discussed below. Management believes such information is essential for a proper understanding and assessment of the data presented.

The assumptions used to compute SMOG do not necessarily reflect management's expectations of actual revenues to be derived from those reserves nor their present worth. Assigning monetary values to the reserve quantity estimation process does not reduce the subjective and ever-changing nature of such reserve estimates. Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to difficulty inherent in predicting the future, variations from the expected production rate could result from factors outside of management's control, such as unintentional delays in development, environmental concerns or changes in prices or regulatory controls. Also, the reserve valuation assumes that all reserves will be disposed of by production. However, other factors such as the sale of reserves in place could affect the amount of cash eventually realized.

Future cash flows are computed by applying year-end spot prices of oil $32.52 and natural gas $5.67 relating to proved reserves to the year-end quantities of those reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at the end of the year, based on continuation of existing economic conditions.

Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the future pretax net cash flows relating to proved oil and natural gas reserves less the tax basis of Unit's properties. The future income tax expenses also give effect to permanent differences and tax credits and allowances relating to Unit's proved oil and natural gas reserves.

Care should be exercised in the use and interpretation of the above data. As production occurs over the next several years, the results shown may be significantly different as changes in production performance, petroleum prices and costs are likely to occur.

Report of Independent Auditors

THE SHAREHOLDERS AND BOARD OF DIRECTORS

Unit Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly in all material respects, the financial position of Unit Corporation and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003, the Company adopted the requirements of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

PricewaterhouseCoopers LLP

Tulsa, Oklahoma

February 18, 2004

Corporate Information

Corporate Headquarters

Unit Corporation
7130 South Lewis Ave., Suite 1000
Tulsa, Oklahoma 74136
918-493-7700

Internet Address

http://www.unitcorp.com

Transfer Agent and Registrar

Communications concerning the transfer of shares, lost certificates and changes of address should be directed to:
Transfer Agent/Registrar
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield, NJ 07660

You may reach them by telephone at 800-851-9677 or via the Internet at http://www.melloninvestor.com.

Stock Listing

Our common stock trades on the New York Stock Exchange under the symbol: "UNT." During 2003, 50.2 million shares of our stock were traded on the NYSE, compared with 36.8 million shares in 2002. Approximately 45.6 million shares were outstanding at the end of 2003.

Shareholder Profile

We had 1,787 shareholders of record at year-end 2003.

Annual Meeting

Our annual meeting of stockholders will be held at 11:00 a.m. on May 5, 2004 in the Tulsa Room, formerly known as the Green Room, at the Bank of Oklahoma Tower, 9th floor, in Tulsa Oklahoma.

Investor Relations

The Form 10-K report is available in March. The Form 10-Q reports are available in May, August and November. The Form 10-K and Form 10-Q are available for viewing on our website at www.unitcorp.com. Copies of the Forms 10-K, 10-Q and Annual Report, filed with the Securities and Exchange Commission, are available without charge upon written request to Linda Swanson, Investor Relations Department, 7130 South Lewis, Suite 1000, Tulsa, Oklahoma 74136. Telephone: 918-493-7700

Forward Looking "Safe Harbor" Statements

Statements in this document, information included in, or incorporated by reference from, future filings by us with the Securities and Exchange Commission, as well as information contained in written material, press releases and oral statements issued by or on behalf of us, contain, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of federal securities laws. All statements, other than statements of historical facts, included in this document, which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements include, among others, such things as the amount and nature of future capital expenditures, the number of wells to be drilled or reworked, oil and natural gas prices and demand, exploitation and exploration prospects, estimates of proved oil and natural gas reserves, reserve potential, development and infill drilling potential, drilling prospects, expansion and other development trends of the oil and natural gas industry, business strategy, production of oil and natural gas reserves, expansion and growth of our business and operations, and drilling rig rates, utilization, revenues and costs.

These statments are based on certain assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risk factors discussed in this document, general economic, market or business conditions, the nature or lack of business opportunities that may be presented to and pursued by us, demand for land drilling services, changes in laws or regulations, and other factors, most of which are beyond our control. We disclaim any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurence of anticipated or unanticipated events.

A more thorough discussion of forward-looking statements with the possible impact of some of these risks and uncertainties is provided in our Annual Report on Form 10-K filed with the Securities and Exchange Commission. We encourage you to obtain and read that document.

Unit Corporation
7130 South Lewis Avenue
Suite 1000
Tulsa, Oklahoma 74136
918-493-7700
www.unitcorp.com